1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: September 4, 2012	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing

Company Limited

Financial Statements for the

Six Months Ended June 30, 2012 and 2011 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of June 30, 2012 and 2011, and the related statements of income, changes in shareholders’ equity and cash flows for the six months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited as of June 30, 2012 and 2011, and the results of its operations and its cash flows for the six months then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.

We have also audited, in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China, the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the six months ended June 30, 2012 and 2011 on which we have issued an unqualified opinion.

August 14, 2012

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited

BALANCE SHEETS

JUNE 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Par Value)

	2012		2011
ASSETS	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$116,989,019	14	$95,297,486	13
Financial assets at fair value through profit or loss (Notes 2, 5 and 22)	18,950	-	17,455	-
Available-for-sale financial assets (Notes 2, 6 and 22)	1,756,835	-	4,171,309	1
Held-to-maturity financial assets (Notes 2, 7 and 22)	700,562	-	2,114,955	-
Receivables from related parties (Notes 3 and 23)	38,476,727	5	27,402,025	4
Notes and accounts receivable (Note 3)	21,578,627	3	23,797,744	3
Allowance for doubtful receivables (Notes 2, 3 and 8)	(485,120)	-	(488,000)	-
Allowance for sales returns and others (Notes 2 and 8)	(6,262,194)	(1)	(5,641,777)	(1)
Other receivables from related parties (Notes 3 and 23)	652,396	-	3,231,557	-
Other financial assets	155,754	-	423,794	-
Inventories (Notes 2 and 9)	28,428,847	3	28,404,692	4
Deferred income tax assets (Notes 2 and 17)	2,540,243	-	1,053,036	-
Prepaid expenses and other current assets	1,812,338	-	1,068,001	-

Total current assets	206,362,984	24	180,852,277	24

LONG-TERM INVESTMENTS (Notes 2, 7, 10, 11 and 22)
Investments accounted for using equity method	132,250,792	15	110,458,979	15
Held-to-maturity financial assets	701,723	-	1,404,575	-
Financial assets carried at cost	497,835	-	497,835	-

Total long-term investments	133,450,350	15	112,361,389	15

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 23) Cost
Buildings	165,491,613	19	146,790,740	19
Machinery and equipment	1,113,874,688	127	950,275,417	124
Office equipment	15,395,864	2	12,915,965	2

	1,294,762,165	148	1,109,982,122	145
Accumulated depreciation	(859,587,011)	(98)	(754,185,331)	(99)
Advance payments and construction in progress	79,017,436	9	93,045,607	12

Net property, plant and equipment	514,192,590	59	448,842,398	58

INTANGIBLE ASSETS
Goodwill (Note 2)	1,567,756	-	1,567,756	-
Deferred charges, net (Notes 2 and 13)	4,505,501	1	5,216,575	1

Total intangible assets	6,073,257	1	6,784,331	1

OTHER ASSETS
Deferred income tax assets (Notes 2 and 17)	8,056,117	1	10,855,491	1
Refundable deposits	4,263,506	-	4,796,851	1
Others (Notes 2 and 23)	962,456	-	1,380,133	-

Total other assets	13,282,079	1	17,032,475	2

TOTAL	$873,361,260	100	$765,872,870	100

LIABILITIES AND	2012		2011
SHAREHOLDERS’ EQUITY	Amount	%	Amount	%

CURRENT LIABILITIES
Short-term loans (Note 14)	$30,772,585	4	$33,140,881	4
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 22)	26,718	-	-	-
Accounts payable	12,803,106	1	10,138,171	1
Payables to related parties (Note 23)	3,658,125	-	3,386,091	-
Income tax payable (Notes 2 and 17)	6,779,393	1	6,076,318	1
Cash dividends payable (Note 19)	77,748,668	9	77,730,236	10
Accrued profit sharing to employees and bonus to directors (Notes 2 and 19)	14,132,524	2	15,859,637	2
Payables to contractors and equipment suppliers	43,949,310	5	34,942,119	5
Accrued expenses and other current liabilities (Note 22)	16,838,182	2	11,786,554	2
Current portion of bonds payable (Notes 15 and 22)	-	-	4,500,000	1

Total current liabilities	206,708,611	24	197,560,007	26

LONG-TERM LIABILITIES
Bonds payable (Notes 15 and 22)	35,000,000	4	-	-
Other long-term payable (Note 22)	54,000	-	-	-

Total long-term liabilities	35,054,000	4	-	-

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 16)	3,883,230	-	3,860,459	-
Guarantee deposits (Note 25)	250,129	-	502,883	-

Total other liabilities	4,133,359	-	4,363,342	-

Total liabilities	245,895,970	28	201,923,349	26

CAPITAL STOCK - NT$10 PAR VALUE (Note 19)
Authorized: 28,050,000 thousand shares Issued: 25,920,709 thousand shares in 2012 25,914,283 thousand shares in 2011	259,207,094	30	259,142,831	34

CAPITAL SURPLUS (Notes 2 and 19)	56,025,149	6	55,802,387	7

RETAINED EARNINGS (Note 19)
Appropriated as legal capital reserve	115,820,123	13	102,399,995	13
Appropriated as special capital reserve	7,606,224	1	6,433,874	1
Unappropriated earnings	196,302,944	23	151,443,573	20

	319,729,291	37	260,277,442	34

OTHERS
Cumulative translation adjustments (Note 2)	(7,830,895)	(1)	(11,461,047)	(1)
Unrealized gain on financial instruments (Notes 2 and 22)	334,651	-	187,908	-

	(7,496,244)	(1)	(11,273,139)	(1)

Total shareholders’ equity	627,465,290	72	563,949,521	74

TOTAL	$873,361,260	100	$765,872,870	100

The accompanying notes are an integral part of the financial statements.

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2012		2011
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 23)	$234,483,507		$212,301,752

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	3,734,225		1,907,979

NET SALES	230,749,282	100	210,393,773	100

COST OF SALES (Notes 9, 18 and 23)	121,938,291	53	113,265,613	54

GROSS PROFIT BEFORE AFFILIATES ELIMINATION	108,810,991	47	97,128,160	46

REALIZED (UNREALIZED) GROSS PROFIT FROM AFFILIATES (Note 2)	(139,950)	-	249,480	-

GROSS PROFIT	108,671,041	47	97,377,640	46

OPERATING EXPENSES (Notes 18 and 23)
Research and development	18,351,671	8	15,283,607	7
General and administrative	8,402,018	4	6,029,204	3
Marketing	1,155,674	-	1,211,366	1

Total operating expenses	27,909,363	12	22,524,177	11

INCOME FROM OPERATIONS	80,761,678	35	74,853,463	35

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net (Notes 2 and 10)	5,083,116	3	2,914,860	2
Interest income	464,380	-	402,293	-
Settlement income (Note 25)	448,275	-	433,425	-
Technical service income (Note 23)	232,904	-	224,238	-
Foreign exchange gain, net (Note 2)	213,731	-	322,334	-
Others (Notes 2 and 23)	305,738	-	461,096	-

Total non-operating income and gains	6,748,144	3	4,758,246	2

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2012		2011
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Impairment loss of financial assets (Notes 2, 6 and 22)	$2,677,529	1	$-	-
Impairment loss on idle assets (Note 2)	418,330	-	-	-
Interest expense	370,798	-	146,374	-
Valuation loss on financial instruments, net (Notes 2, 5 and 22)	150,310	-	197,255	-
Loss on disposal of property, plant and equipment (Notes 2 and 23)	66,620	-	153,131	-
Others (Note 2)	7,869	-	122,232	-

Total non-operating expenses and losses	3,691,456	1	618,992	-

INCOME BEFORE INCOME TAX	83,818,366	37	78,992,717	37

INCOME TAX EXPENSE (Notes 2 and 17)	8,531,562	4	6,764,610	3

NET INCOME	$75,286,804	33	$72,228,107	34

	2012		2011
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE (NT$, Note 21)
Basic earnings per share	$3.23	$2.90	$3.05	$2.79

Diluted earnings per share	$3.23	$2.90	$3.05	$2.79

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

								Others
									Unrealized
	Capital Stock - Common Stock			Retained Earnings				Cumulative	Gain/Loss	Total
	Shares		Capital	Legal	Special	Unappropriated		Translation	On Financial	Shareholders’
	(In Thousands)	Amount	Surplus	Capital Reserve	Capital Reserve	Earnings	Total	Adjustments	Instruments	Equity

BALANCE, JANUARY 1, 2012	25,916,222	$259,162,226	$55,846,357	$102,399,995	$6,433,874	$213,357,286	$322,191,155	$(6,433,369)	$(1,172,855)	$629,593,514
Appropriations of prior year’s earnings
Legal capital reserve	-	-	-	13,420,128	-	(13,420,128)	-	-	-	-
Special capital reserve	-	-	-	-	1,172,350	(1,172,350)	-	-	-	-
Cash dividends to shareholders - NT$3.00 per share	-	-	-	-	-	(77,748,668)	(77,748,668)	-	-	(77,748,668)
Net income for the six months ended June 30, 2012	-	-	-	-	-	75,286,804	75,286,804	-	-	75,286,804
Adjustment arising from changes in percentage of ownership in equity method investees	-	-	83,954	-	-	-	-	-	-	83,954
Translation adjustments	-	-	-	-	-	-	-	(1,397,526)	-	(1,397,526)
Issuance of stock from exercising employee stock options	4,487	44,868	94,838	-	-	-	-	-	-	139,706
Net changes of valuation gain/loss on available-for-sale financial assets	-	-	-	-	-	-	-	-	1,508,301	1,508,301
Net change in shareholders’ equity from equity method investees	-	-	-	-	-	-	-	-	(795)	(795)

BALANCE, JUNE 30, 2012	25,920,709	$259,207,094	$56,025,149	$115,820,123	$7,606,224	$196,302,944	$319,729,291	$(7,830,895)	$334,651	$627,465,290

BALANCE, JANUARY 1, 2011	25,910,078	$259,100,787	$55,698,434	$86,239,494	$1,313,047	$178,227,030	$265,779,571	$(6,543,163)	$109,289	$574,144,918

Appropriations of prior year’s earnings
Legal capital reserve	-	-	-	16,160,501	-	(16,160,501)	-	-	-	-
Special capital reserve	-	-	-	-	5,120,827	(5,120,827)	-	-	-	-
Cash dividends to shareholders - NT$3.00 per share	-	-	-	-	-	(77,730,236)	(77,730,236)	-	-	(77,730,236)
Net income for the six months ended June 30, 2011	-	-	-	-	-	72,228,107	72,228,107	-	-	72,228,107
Adjustment arising from changes in percentage of ownership in equity method investees	-	-	14,643	-	-	-	-	-	-	14,643
Translation adjustments	-	-	-	-	-	-	-	(4,917,884)	-	(4,917,884)
Issuance of stock from exercising employee stock options	4,205	42,044	89,310	-	-	-	-	-	-	131,354
Net changes of valuation gain/loss on available-for-sale financial assets	-	-	-	-	-	-	-	-	176,970	176,970
Net change in shareholders’ equity from equity method investees	-	-	-	-	-	-	-	-	(98,351)	(98,351)

BALANCE, JUNE 30, 2011	25,914,283	$259,142,831	$55,802,387	$102,399,995	$6,433,874	$151,443,573	$260,277,442	$(11,461,047)	$187,908	$563,949,521

The accompanying notes are an integral part of the financial statements.

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars)

	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$75,286,804	$72,228,107
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	57,167,176	49,954,937
Unrealized (realized) gross profit from affiliates	139,950	(249,480)
Amortization of premium/discount of financial assets	1,142	7,757
Gain on disposal of available-for-sale financial assets, net	-	(35,151)
Equity in earnings of equity method investees, net	(5,083,116)	(2,914,860)
Cash dividends received from equity method investees	1,285,480	1,914,392
Loss on disposal of property, plant and equipment and other assets, net	56,220	10,251
Impairment loss of financial assets	2,677,529	-
Impairment loss on idle assets	418,330	-
Deferred income tax	2,096,079	336,498
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	22,693	(25,289)
Receivables from related parties	(13,699,193)	(1,668,051)
Notes and accounts receivable	(1,684,241)	(1,546,839)
Allowance for sales returns and others	1,374,315	(1,699,667)
Other receivables from related parties	(65,063)	(64,293)
Other financial assets	(33,744)	(5,588)
Inventories	(5,575,450)	(2,758,344)
Prepaid expenses and other current assets	(86,602)	284,243
Accounts payable	2,787,642	(2,091,732)
Payables to related parties	615,433	811,641
Income tax payable	(3,868,404)	(1,032,551)
Accrued profit sharing to employees and bonus to directors	5,076,820	4,900,168
Accrued expenses and other current liabilities	3,582,071	(1,875,486)
Accrued pension cost	22,332	35,858

Net cash provided by operating activities	122,514,203	114,516,521

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	(105,768,037)	(139,147,091)
Investments accounted for using equity method	(2,170,738)	(511,390)
Proceeds from return of capital by investees	186,726	-
Proceeds from disposal or redemption of:
Available-for-sale financial assets	-	1,035,151
Held-to-maturity financial assets	-	2,675,000
Property, plant and equipment and other assets	83,226	2,068,298

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars)

	2012	2011

Increase in deferred charges	$(674,769)	$(788,025)
Decrease in refundable deposits	228,229	3,841,898
Decrease (increase) in other assets	30,798	(22,600)

Net cash used in investing activities	(108,084,565)	(130,848,759)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	4,846,057	2,232,244
Proceeds from issuance of bonds	17,000,000	-
Repayment of bonds	(4,500,000)	-
Decrease in guarantee deposits	(188,903)	(245,004)
Proceeds from exercise of employee stock options	139,706	131,354

Net cash provided by financing activities	17,296,860	2,118,594

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	31,726,498	(14,213,644)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	85,262,521	109,511,130

CASH AND CASH EQUIVALENTS, END OF PERIOD	$116,989,019	$95,297,486

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$266,881	$221,853

Income tax paid	$10,270,194	$7,417,035

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$116,448,332	$133,768,114
Decrease (increase) in payables to contractors and equipment suppliers	(10,630,116)	5,379,459
Increase in payables to related parties	(50,110)	-
Nonmonetary exchange trade-out price	(69)	(482)

Cash paid	$105,768,037	$139,147,091

Disposal of property, plant and equipment and other assets	$65,393	$2,905,302
Decrease (increase) in other receivables to related parties	17,902	(836,522)
Nonmonetary exchange trade-out price	(69)	(482)

Cash received	$83,226	$2,068,298

Acquisition of deferred charges	$787,769	$788,025
Increase in other long-term payables (including current portion)	(113,000)	-

Cash paid	$674,769	$788,025

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars)

	2012	2011

NON-CASH INVESTING AND FINANCING ACTIVITIES
Idle assets reclassified from property, plant and equipment	$418,330	$-

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$59,000	$897,298

Current portion of bonds payable	$-	$4,500,000

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. The Company is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. Beginning in 2010, the Company also engages in the researching, developing, designing, manufacturing and selling of solid state lighting devices and related applications products and systems, and renewable energy and efficiency related technologies and products. In August 2011, the Company transferred its solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC Solid State Lighting Ltd. (TSMC SSL) and TSMC Solar Ltd. (TSMC Solar), respectively.

On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

As of June 30, 2012 and 2011, the Company had 31,648 and 30,364 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds, corporate bonds and short-term commercial paper acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value due to their short term nature.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

The fair value of overseas publicly traded stock is determined using the closing prices at the end of the period.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectability of receivables. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

The Company’s provision was originally set at 1% of the amount of outstanding receivables. On January 1, 2011, the Company adopted the third revision of Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments: Recognition and Measurement (SFAS No. 34).” One of the main revisions is that the impairment of receivables originated by the Company is subject to the provisions of SFAS No. 34. Accordingly, the Company evaluates for indication of impairment of accounts receivable based on an individual and collective basis at the end of each reporting period. When objective evidence indicates that the estimated future cash flow of accounts receivable decreases as a result of one or more events that occurred after the initial recognition of the accounts receivable, such accounts receivable are deemed to be impaired.

Because of the Company’s short average collection period, the amount of the impairment loss recognized is the difference between the carrying amount of accounts receivable and estimated future cash flows without considering the discounting effect. Changes in the carrying amount of the allowance account are recognized as bad debt expense which is recorded in the operating expenses - general and administrative. When accounts receivable are considered uncollectable, the amount is written off against the allowance account.

Inventories

Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus. Cash dividends received from an investee shall reduce the carrying amount of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees over each of which the Company has control are deferred in proportion to the Company’s weighted-average ownership percentage in the investee which records gains or losses. In transactions between equity method investees over either or both of which the Company has no control, gains or losses on sales are deferred in proportion to the multiplication of the Company’s weighted-average ownership percentages in the investees. Such gains or losses are deferred until they are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings - 10 to 20 years; machinery and equipment - 5 years; and office equipment - 3 to 5 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually, or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and patent and others. The amounts are amortized over the following periods: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 3 years; patent and others - the economic life or contract period. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expense when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery and equipment, research and development expenditures and personnel training expenditures are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.

Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with SFAS No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectability is reasonably assured. Provisions for estimated sales returns and other allowances are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Spin-off

In accordance with the Company’s organization realignment, the Company contributed net assets, including cash, to the newly formed subsidiaries in exchange for all of the shares of those subsidiaries. The net assets transferred are reflected at their net book value without recognizing any gain or loss.

3.	ACCOUNTING CHANGES

On January 1, 2011, the Company prospectively adopted the newly revised SFAS No. 34, “Financial Instruments: Recognition and Measurement.” The main revisions include (1) finance lease receivables are now covered by SFAS No. 34; (2) the scope of the applicability of SFAS No. 34 to insurance contracts is amended; (3) loans and receivables originated by the Company are now covered by SFAS No. 34; (4) additional guidelines on impairment testing of financial assets carried at amortized cost when the debtor has financial difficulties and the terms of obligations have been modified; and (5) accounting treatment by a debtor for modifications in the terms of obligations. This accounting change did not have a significant effect on the Company’s financial statements as of and for the six months ended June 30, 2011.

On January 1, 2011, the Company adopted the newly issued SFAS No. 41, “Operating Segments.” The statement requires identification and disclosure of operating segments on the basis of how the Company’s chief operating decision maker regularly reviews information in order to allocate resources and assess performance. This statement supersedes SFAS No. 20, “Segment Reporting” and it only changes the disclosure of segment reporting due to the adoption. The Company has conformed to the disclosure requirement and provided the operating segments disclosure in the consolidated financial statements.

4.	CASH AND CASH EQUIVALENTS

	June 30
	2012	2011

Cash and deposits in banks	$108,197,295	$91,164,818
Repurchase agreements collateralized by government bonds	4,152,458	4,132,668
Repurchase agreements collateralized by corporate bonds	3,600,314	-
Repurchase agreements collateralized by short-term commercial paper	1,038,952	-

	$116,989,019	$95,297,486

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30
	2012	2011

Trading financial assets

Forward exchange contracts	$18,950	$-
Cross currency swap contracts	-	17,455

	$18,950	$17,455

Trading financial liabilities

Forward exchange contracts	$26,718	$-

The Company entered into derivative contracts during the six months ended June 30, 2012 and 2011 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Thousands)

June 30, 2012

Sell US$/Buy JPY	July 2012	US$211,000/JPY16,778,329
Sell US$/Buy EUR	July 2012	US$46,396/EUR37,000
Sell NT$/Buy JPY	July 2012	NT$1,127,870/JPY3,000,000

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

June 30, 2011

July 2011	US$128,000/NT$3,699,250	0.46%-1.01%	-

For the six months ended June 30, 2012 and 2011, net losses on derivative financial instruments were NT$150,310 thousand and NT$197,255 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

Available-for-sale financial assets held by the Company are overseas publicly traded stock. For the six months ended June 30, 2012, the Company recognized an impairment loss on available-for-sale financial assets of NT$2,677,529 thousand due to the significant decline in fair value.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	June 30
	2012	2011

Corporate bonds	$1,402,285	$3,519,530
Current portion	(700,562)	(2,114,955)

	$701,723	$1,404,575

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS

As of June 30, 2012 and 2011, the balance of the allowance for doubtful receivables was NT$485,120 thousand and NT$488,000 thousand, respectively. There was no additions or deductions of allowances for doubtful receivables for the six months ended June 30, 2012 and 2011.

Movements of the allowance for sales returns and others were as follows:

	Six Months Ended June 30
	2012	2011

Balance, beginning of period	$4,887,879	$7,341,444
Provision	3,734,225	1,907,979
Write-off	(2,359,910)	(3,607,646)

Balance, end of period	$6,262,194	$5,641,777

9.	INVENTORIES

	June 30
	2012	2011

Finished goods	$3,592,729	$6,952,784
Work in process	21,651,626	17,713,682
Raw materials	2,192,967	2,221,347
Supplies and spare parts	991,525	1,516,879

	$28,428,847	$28,404,692

Write-down of inventories to net realizable value in the amount of NT$776,757 thousand and NT$258,871 thousand, respectively, were included in the cost of sales for the six months ended June 30, 2012 and 2011.

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30
	2012		2011
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship

TSMC Global Ltd. (TSMC Global)	$43,788,660	100	$41,617,880	100
TSMC Partners, Ltd. (TSMC Partners)	38,087,704	100	32,657,501	100
TSMC China Company Limited (TSMC China)	15,255,074	100	5,198,868	100
Vanguard International Semiconductor Corporation (VIS)	8,857,198	41	9,110,898	38
TSMC Solar	8,626,042	99	-	-
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	5,935,087	39	5,519,534	39
TSMC SSL	3,224,899	95	-	-
TSMC North America	3,086,841	100	2,830,777	100
Xintec Inc. (Xintec)	1,524,811	40	1,596,809	41
VentureTech Alliance Fund III, L.P. (VTAF III)	1,236,004	52	2,587,484	99
Global UniChip Corporation (GUC)	1,110,221	35	1,064,925	35
VentureTech Alliance Fund II, L.P. (VTAF II)	843,778	98	1,015,748	98
TSMC Europe B.V. (TSMC Europe)	213,863	100	201,892	100
Emerging Alliance Fund, L.P. (Emerging Alliance)	197,892	99	277,059	99
TSMC Japan Limited (TSMC Japan)	158,983	100	146,863	100
TSMC Guang Neng Investment, Ltd. (TSMC GN)	79,275	100	-	-
TSMC Korea Limited (TSMC Korea)	24,460	100	22,622	100
Motech Industries Inc. (Motech)	-	-	6,132,395	20
TSMC Solar Europe B.V. (TSMC Solar Europe)	-	-	391,148	100
TSMC Solar North America, Inc. (TSMC Solar NA)	-	-	83,704	100
TSMC Lighting North America, Inc. (TSMC Lighting NA)	-	-	2,872	100

	$132,250,792		$110,458,979

In the second half year of 2011, the Company continually increased its investment in TSMC China for the amount of NT$6,759,300 thousand, and the Company has received the approval from the Investment Commission of Ministry of Economic Affairs.

To foster a stronger sense of corporate entrepreneurship and facilitate business specializations in order to strengthen overall profitability and operational efficiency, the Company transferred its solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC SSL and TSMC Solar, in August 2011. Furthermore, the Company adjusted its investment structure by transferring TSMC Lighting NA to TSMC SSL and transferring Motech, TSMC Solar Europe, TSMC Solar NA and part of VTAF III to TSMC Solar. As of August 1, 2011, the net book values of the Company’s certain assets, liabilities and shareholders’ equity, including cash, contributed to TSMC SSL and TSMC Solar in exchange for all the shares of TSMC SSL and TSMC Solar amounted to NT$2,270,000 thousand and NT$11,180,000 thousand, respectively.

In January 2012, the Company invested NT$100,000 thousand and established a wholly-owned subsidiary, TSMC GN, which engages mainly in investment activities. In February 2012, the Company participated directly or through TSMC GN in the issuance of new shares by TSMC SSL and TSMC Solar for cash. As of June 30, 2012, the Company’s percentages of ownership in TSMC SSL and TSMC Solar were to 95% and 99%, respectively.

For the six months ended June 30, 2012 and 2011, equity in earnings of equity method investees was a net gain of NT$5,083,116 thousand and NT$2,914,860 thousand, respectively.

As of June 30, 2012 and 2011, the quoted market price of publicly traded stocks in unrestricted investments accounted for using the equity method (VIS and GUC) were NT$13,587,844 thousand and NT$14,691,013 thousand, respectively.

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Six Months Ended June 30
	2012	2011

Balance, beginning of period	$275,584	$2,504,496
Amortization	(126,819)	(476,809)

Balance, end of period	$148,765	$2,027,687

As of June 30, 2012 and 2011, balance of the aforementioned difference allocated to goodwill was NT$1,061,885 thousand and NT$1,415,565 thousand, respectively. There was no acquisition or impairment in goodwill for the six months ended June 30, 2012 and 2011.

11.	FINANCIAL ASSETS CARRIED AT COST

	June 30
	2012	2011

Non-publicly traded stocks	$338,584	$338,584
Mutual funds	159,251	159,251

	$497,835	$497,835

12.	PROPERTY, PLANT AND EQUIPMENT

	Six Months Ended June 30, 2012
	Balance, Beginning of Period	Additions (Deductions)	Disposals	Reclassification	Balance, End of Period

Cost
Buildings	$149,495,478	$16,020,438	$(24,303)	$-	$165,491,613
Machinery and equipment	984,978,666	130,284,874	(727,156)	(661,696)	1,113,874,688
Office equipment	13,824,434	1,896,031	(324,601)	-	15,395,864

	1,148,298,578	$148,201,343	$(1,076,060)	$(661,696)	1,294,762,165

Accumulated depreciation
Buildings	90,274,267	$4,555,965	$(23,035)	$-	94,807,197
Machinery and equipment	704,885,017	50,861,873	(724,659)	(243,366)	754,778,865
Office equipment	9,581,513	744,037	(324,601)	-	10,000,949

	804,740,797	$56,161,875	$(1,072,295)	$(243,366)	859,587,011

Advance payments and construction in progress	110,815,752	$(31,753,011)	$(45,305)	$-	79,017,436

	$454,373,533				$514,192,590

	Six Months Ended June 30, 2011
	Balance, Beginning of Period	Additions	Disposals	Reclassification	Balance, End of Period

Cost
Buildings	$128,646,942	$18,154,973	$(11,175)	$-	$146,790,740
Machinery and equipment	852,733,592	98,688,934	(1,119,442)	(27,667)	950,275,417
Office equipment	11,730,537	1,424,494	(239,066)	-	12,915,965

	993,111,071	$118,268,401	$(1,369,683)	$(27,667)	1,109,982,122

Accumulated depreciation
Buildings	81,347,877	$4,360,111	$(9,762)	$-	85,698,226
Machinery and equipment	616,495,207	44,015,931	(1,079,340)	(15,678)	659,416,120
Office equipment	8,762,361	547,690	(239,066)	-	9,070,985

	706,605,445	$48,923,732	$(1,328,168)	$(15,678)	754,185,331

Advance payments and construction in progress	80,348,673	$15,499,713	$(2,802,779)	$-	93,045,607

	$366,854,299				$448,842,398

No interest was capitalized during the six months ended June 30, 2012 and 2011.

13.	DEFERRED CHARGES, NET

	Six Months Ended June 30, 2012
	Balance, Beginning of Period	Additions	Amortization	Reclassification	Balance, End of Period

Technology license fees	$1,617,310	$-	$(209,844)	$-	$1,407,466
Software and system design costs	2,316,571	375,826	(544,876)	(57,438)	2,090,083
Patent and others	785,363	411,943	(246,792)	57,438	1,007,952

	$4,719,244	$787,769	$(1,001,512)	$-	$4,505,501

	Six Months Ended June 30, 2011
	Balance, Beginning of Period	Additions	Amortization	Balance, End of Period

Technology license fees	$2,277,832	$-	$(334,985)	$1,942,847
Software and system design costs	2,075,935	672,362	(507,499)	2,240,798
Patent and others	1,102,660	115,663	(185,393)	1,032,930

	$5,456,427	$788,025	$(1,027,877)	$5,216,575

14.	SHORT-TERM LOANS

	June 30
	2012	2011

Unsecured loans:
US$1,029,700 thousand, due by August 2012, and annual interest at 0.53%-0.77% in 2012; US$922,000 thousand and EUR158,350 thousand, due in July 2011, and annual interest at 0.35%-1.53% in 2011	$30,772,585	$33,140,881

15.	BONDS PAYABLE

	June 30
	2012	2011

Domestic unsecured bonds:
Issued in September 2011 and repayable in September 2016, 1.40% interest payable annually	$10,500,000	$-
Issued in September 2011 and repayable in September 2018, 1.63% interest payable annually	7,500,000	-
Issued in January 2012 and repayable in January 2017, 1.29% interest payable annually	10,000,000	-
Issued in January 2012 and repayable in January 2019, 1.46% interest payable annually	7,000,000	-
Issued in January 2002 and repayable in January 2012, 3.00% interest payable annually	-	4,500,000

	35,000,000	4,500,000
Current portion	-	(4,500,000)

	$35,000,000	$-

With the approval from the Financial Supervisory Commission, the Company issued domestic unsecured bonds in the amount of NT$18,900,000 thousand in August 2012.

16.	PENSION PLANS

The pension mechanism under the Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts and recognized pension costs of NT$564,181 thousand and NT$555,524 thousand for the six months ended June 30, 2012 and 2011, respectively.

The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund), which is administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. The Company recognized pension costs of NT$141,823 thousand and NT$150,832 thousand for the six months ended June 30, 2012 and 2011, respectively.

Movements of the Fund and accrued pension cost under the defined benefit plan were summarized as follows:

	Six Months Ended June 30
	2012	2011

The Fund
Balance, beginning of period	$3,017,351	$2,835,231
Contributions	116,685	116,010
Interest	26,304	27,083
Payments	(10,791)	(3,833)

Balance, end of period	$3,149,549	$2,974,491

Accrued pension cost
Balance, beginning of period	$3,860,898	$3,824,601
Accruals	22,332	35,858

Balance, end of period	$3,883,230	$3,860,459

17.	INCOME TAX

a.	A reconciliation of income tax expense based on “income before income tax” at the statutory rates and income tax currently payable was as follows:

	Six Months Ended June 30
	2012	2011

Income tax expense based on “income before income tax” at statutory rate (17%)	$14,249,122	$13,428,762
Tax effect of the following:
Tax-exempt income	(4,601,908)	(7,114,959)
Temporary and permanent differences	(1,031,430)	(1,064,087)
Additional income tax under the Alternative Minimum Tax Act	-	102,078
Additional tax at 10% on unappropriated earnings	4,186,013	6,259,344
Income tax credits used	(6,444,051)	(5,754,530)

Income tax currently payable	$6,357,746	$5,856,608

b.	Income tax expense consisted of the following:

	Six Months Ended June 30
	2012	2011

Income tax currently payable	$6,357,746	$5,856,608
Income tax adjustments on prior years	48,609	464,078
Other income tax adjustments	29,128	107,426
Net change in deferred income tax assets
Investment tax credits	5,213,861	2,877,767
Temporary differences	(162,415)	342,984
Valuation allowance	(2,955,367)	(2,884,253)

Income tax expense	$8,531,562	$6,764,610

c.	Deferred income tax assets consisted of the following:

	June 30
	2012	2011

Current deferred income tax assets
Investment tax credits	$1,184,000	$504,814
Temporary differences
Allowance for sales returns and others	626,219	479,551
Unrealized loss on financial instruments	455,180	44,719
Others	274,844	23,952

	$2,540,243	$1,053,036

Noncurrent deferred income tax assets
Investment tax credits	$13,782,099	$18,592,633
Temporary differences
Depreciation	1,416,895	1,843,188
Others	239,847	188,179
Valuation allowance	(7,382,724)	(9,768,509)

	$8,056,117	$10,855,491

Under Article 10 of the Statute for Industrial Innovation (SII) legislated and effective in May 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that year. This incentive is retroactive to January 1, 2010 and effective until December 31, 2019.

d.	Integrated income tax information:

The balance of the imputation credit account as of June 30, 2012 and 2011 was NT$14,283,587 thousand and NT$8,826,775 thousand, respectively.

The estimated and actual creditable ratios for distribution of earnings of 2011 and 2010 were 6.69% and 4.96%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of June 30, 2012, investment tax credits consisted of the following:

Law/Statute	Item	Total Creditable Amount	Remaining Creditable Amount	Expiry Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$6,509,546	$6,509,546	2013
		7,006,655	7,006,655	2014
		482,351	482,351	2015

		$13,998,552	$13,998,552

Statute for Upgrading Industries	Research and development expenditures	$1,148,374	$-	2012
		4,994,463	950,426	2013

		$6,142,837	$950,426

Statute for Upgrading Industries	Personnel training expenditures	$17,391	$-	2012
		17,121	17,121	2013

		$34,512	$17,121

Statute for Industrial Innovation	Research and development expenditures	$1,234,249	$-	2012

g.	The profits generated from the following projects are exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2004	2008 to 2012
Construction and expansion of 2005	2010 to 2014
Construction and expansion of 2006	2011 to 2015

h.	The tax authorities have examined income tax returns of the Company through 2008. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

18.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Six Months Ended June 30, 2012
	Classified as Cost of Sales	Classified as Operating Expenses	Total

Labor cost
Salary and bonus	$12,836,051	$9,059,980	$21,896,031
Labor and health insurance	668,696	416,384	1,085,080
Pension	441,465	264,539	706,004
Meal	319,082	143,672	462,754
Welfare	120,965	74,897	195,862
Others	19,319	26,673	45,992

	$14,405,578	$9,986,145	$24,391,723

Depreciation	$51,166,519	$4,995,356	$56,161,875

Amortization	$638,174	$363,338	$1,001,512

	Six Months Ended June 30, 2011
	Classified as Cost of Sales	Classified as Operating Expenses	Total

Labor cost
Salary and bonus	$12,307,288	$8,604,243	$20,911,531
Labor and health insurance	622,318	348,469	970,787
Pension	452,941	253,415	706,356
Meal	328,234	134,064	462,298
Welfare	117,756	67,701	185,457
Others	28,121	16,350	44,471

	$13,856,658	$9,424,242	$23,280,900

Depreciation	$45,678,813	$3,238,520	$48,917,333

Amortization	$653,237	$374,640	$1,027,877

19.	SHAREHOLDERS’ EQUITY

As of June 30, 2012, 1,091,702 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs was 5,458,511 thousand (one ADS represents five common shares).

Capital surplus can be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company’s paid-in capital. In addition, the capital surplus from long-term investments may not be used for any purpose. However, according to the revised Company Law, effective January 2012, the aforementioned capital surplus generated from donations and the excess of the issuance price over the par value of capital stock can also be used to distribute cash in proportion to original shareholders’ holding.

Capital surplus consisted of the following:

	June 30
	2012	2011

Additional paid-in capital	$23,869,088	$23,718,218
From merger	22,804,510	22,805,390
From convertible bonds	8,892,847	8,893,190
From long-term investments	458,649	385,534
Donations	55	55

	$56,025,149	$55,802,387

The Company’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:

a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals the Company’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.

Bonus to directors and profit sharing to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors. The Company may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

The Company accrued profit sharing to employees based on certain percentage of net income during the period, which amounted to NT$5,043,952 thousand and NT$4,873,630 thousand for the six months ended June 2012 and 2011, respectively. Bonuses to directors were expensed based on estimated amount of payment. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

The Company no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

According to the revised Company Law, effective January 2012, the appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2011 and 2010 had been approved in the shareholders’ meetings held on June 12, 2012 and June 9, 2011, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2011	For Fiscal Year 2010	For Fiscal Year 2011	For Fiscal Year 2010

Legal capital reserve	$13,420,128	$16,160,501
Special capital reserve	1,172,350	5,120,827
Cash dividends to shareholders	77,748,668	77,730,236	$3.00	$3.00

	$92,341,146	$99,011,564

The Company’s profit sharing to employees and bonus to directors in the amounts of NT$8,990,026 thousand and NT$62,324 thousand in cash for 2011, respectively, and profit sharing to employees and bonus to directors in the amounts of NT$10,908,338 thousand and NT$51,131 thousand in cash for 2010, respectively, had been approved in the shareholders’ meeting held on June 12, 2012 and June 9, 2011, respectively. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 14, 2012 and February 15, 2011 and same amount had been charged against earnings of 2011 and 2010, respectively.

The information about the appropriations of profit sharing to employees and bonus to directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

20.	STOCK-BASED COMPENSATION PLANS

The Company’s Employee Stock Option Plans, consisting of the 2004 Plan, 2003 Plan and 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercised. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TWSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of June 30, 2012.

Information about outstanding options for the six months ended June 30, 2012 and 2011 was as follows:

	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

Six months ended June 30, 2012

Balance, beginning of period	14,293	$32.1
Options exercised	(4,487)	31.1

Balance, end of period	9,806	32.6

Six months ended June 30, 2011

Balance, beginning of period	21,437	$31.4
Options exercised	(4,205)	31.2

Balance, end of period	17,232	31.6

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings in accordance with the plans.

As of June 30, 2012, information about outstanding options was as follows:

	Options Outstanding
Range of Exercise Price (NT$)	Number of Options (In Thousands)	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price (NT$)

$20.9-$29.3	6,907	0.8	$27.0
38.0-50.1	2,899	2.5	45.8

	9,806	1.3	32.6

As of June 30, 2012, all of the above outstanding options were exercisable.

No compensation cost was recognized under the intrinsic value method for the six months ended June 30, 2012 and 2011. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the valuation assumptions at the various grant dates and pro forma results of the Company for the six months ended June 30, 2012 and 2011 would have been as follows:

Valuation assumptions:
Expected dividend yield	1.00%-3.44%
Expected volatility	43.77%-46.15%
Risk free interest rate	3.07%-3.85%
Expected life	5 years

	Six Months Ended June 30
	2012	2011

Net income:
Net income as reported	$75,286,804	$72,228,107
Pro forma net income	75,234,634	72,182,896

Earnings per share (EPS) - after income tax (NT$):
Basic EPS as reported	$2.90	$2.79
Pro forma basic EPS	2.90	2.79
Diluted EPS as reported	2.90	2.79
Pro forma diluted EPS	2.90	2.78

21.	EARNINGS PER SHARE

EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before Income Tax	After Income Tax	(Denominator) (In Thousands)	Income Tax	Income Tax

Six months ended June 30, 2012

Basic EPS
Earnings available to common shareholders	$83,818,366	$75,286,804	25,919,175	$3.23	$2.90

Effect of dilutive potential common shares	-	-	7,329

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$83,818,366	$75,286,804	25,926,504	$3.23	$2.90

Six months ended June 30, 2011

Basic EPS
Earnings available to common shareholders	$78,992,717	$72,228,107	25,913,396	$3.05	$2.79

Effect of dilutive potential common shares	-	-	10,165

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$78,992,717	$72,228,107	25,923,561	$3.05	$2.79

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of profit sharing to employees are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been considered for the effect of retrospective adjustments. This adjustment caused each of the basic and diluted after income tax EPS for the six months ended June 30, 2011 to remain at NT$2.79.

22.	DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	June 30
	2012		2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Assets

Financial assets at fair value through profit or loss	$18,950	$18,950	$17,455	$17,455
Available-for-sale financial assets	1,756,835	1,756,835	4,171,309	4,171,309
Held-to-maturity financial assets	1,402,285	1,417,459	3,519,530	3,554,538
Financial assets carried at cost	497,835	-	497,835	-

Liabilities

Financial liabilities at fair value through profit or loss	26,718	26,718	-	-
Bonds payable (including current portion)	35,000,000	35,278,868	4,500,000	4,528,220
Other long-term payables (including current portion)	113,000	113,000	897,298	897,298

b.	Methods and assumptions used in the estimation of fair values of financial instruments

1)

The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, short-term loans, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	The fair values of those derivatives are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Financial assets carried at cost have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

5)	Fair value of bonds payable was based on their quoted market price.

6)	Fair value of other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.

c.

Valuation gains (losses) arising from changes in fair value of derivatives contracts determined using valuation techniques were recognized as net losses of NT$7,768 thousand and net gains of NT$17,455 thousand for the six months ended June 30, 2012 and 2011, respectively.

d.

As of June 30, 2012 and 2011, financial assets exposed to fair value interest rate risk were NT$1,421,235 thousand and NT$3,536,985 thousand, respectively, financial liabilities exposed to fair value interest rate risk were NT$65,799,303 thousand and NT$37,640,881 thousand, respectively.

e.	Movements of the unrealized gains or losses on financial instruments for the six months ended June 30, 2012 and 2011 were as follows:

	Six Months Ended June 30, 2012
	From Available- for-sale Financial Assets	Equity- method Investments	Total

Balance, beginning of period	$(1,508,301)	$335,446	$(1,172,855)
Recognized directly in shareholders’ equity	(714,048)	(795)	(714,843)
Removed from shareholders’ equity and recognized in earnings	2,222,349	-	2,222,349

Balance, end of period	$-	$334,651	$334,651

	Six Months Ended June 30, 2011
	From Available- for-sale Financial Assets	Equity- method Investments	Total

Balance, beginning of period	$(395,306)	$504,595	$109,289
Recognized directly in shareholders’ equity	212,121	(98,351)	113,770
Removed from shareholders’ equity and recognized in earnings	(35,151)	-	(35,151)

Balance, end of period	$(218,336)	$406,244	$187,908

f.	Information about financial risks

1)

Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the market exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market exchange rate risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities and overseas publicly traded stock; therefore, the fluctuations in market interest rates and market prices will result in changes in fair values of these debt securities and the fluctuations in market prices will result in changes in fair values of overseas publicly traded stock.

2)

Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The Company evaluated whether the financial instruments for any possible counter-parties or third-parties are reputable financial institutions, business enterprises, and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk was not significant.

3)

Liquidity risk. The Company has sufficient operating capital and bank facilities to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the liquidity risk is low.

4)

Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

23.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a.	Subsidiaries

TSMC North America

TSMC China

TSMC Europe

TSMC Japan

b.	Investees

Xintec (holding a controlling financial interest)

VIS (accounted for using the equity method)

SSMC (accounted for using the equity method)

GUC (accounted for using the equity method)

c.	Indirect subsidiaries

WaferTech, LLC (WaferTech)

TSMC Technology, Inc. (TSMC Technology)

TSMC Design Technology Canada Inc. (TSMC Canada)

d.	Indirect investees

VisEra Technology Company, Ltd. (VisEra) (accounted for using the equity method)

Motech (accounted for using the equity method)

e.	Others

Related parties over which the Company has control or exercises significant influence but with which the Company had no material transactions.

Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	2012		2011
	Amount	%	Amount	%

For the six months ended June 30

Sales
TSMC North America	$145,613,637	62	$115,627,277	54
Others	2,331,268	1	1,474,631	1

	$147,944,905	63	$117,101,908	55

Purchases
TSMC China	$7,036,635	25	$4,935,280	19
WaferTech	3,752,087	13	3,763,210	15
VIS	1,960,314	7	2,829,238	11
SSMC	1,804,215	7	1,994,243	8
Others	-	-	124,673	-

	$14,553,251	52	$13,646,644	53

	2012		2011
	Amount	%	Amount	%

Manufacturing expenses
Xintec (outsourcing and rent)	$71,598	-	$177,596	-
VisEra (outsourcing)	8,657	-	8,111	-
VIS (rent)	-	-	5,902	-
Others	230	-	-	-

	$80,485	-	$191,609	-

Research and development expenses
TSMC Technology (primarily consulting fee)	$330,524	2	$252,450	2
TSMC Canada (primarily consulting fee)	107,855	1	88,283	1
TSMC Europe (primarily consulting fee)	25,951	-	19,775	-
VIS (rent)	-	-	1,984	-
Others	6,675	-	21,718	-

	$471,005	3	$384,210	3

Marketing expenses - commission
TSMC Europe	$165,991	14	$189,792	16
TSMC Japan	138,456	12	130,927	11
TSMC China	34,114	3	31,876	2
Others	12,704	1	11,287	1

	$351,265	30	$363,882	30

Sales of property, plant and equipment and other assets
TSMC China	$45,982	70	$2,427,178	84
VisEra	9,000	14	-	-
WaferTech	-	-	72,880	2
VIS	-	-	36,008	1
Others	10	-	253	-

	$54,992	84	$2,536,319	87

Purchases of property, plant and equipment and other asset
TSMC China	$68,455	-	$70,491	-
GUC	4,137	-	-	-
Others	4,472	-	-	-

	$77,064	-	$70,491	-

Non-operating income and gains
VIS (primarily technical service income)	$123,856	2	$124,055	3
SSMC (primarily technical service income)	106,258	2	94,255	2
TSMC China (primarily technical service income and gains on disposal of property, plant and equipment)	244	-	96,138	2
Others	9,679	-	2,216	-

	$240,037	4	$316,664	7

	2012		2011
	Amount	%	Amount	%

Non-operating expenses and losses
TSMC China (losses on disposal of property, plant and equipment)	$9,350	-	$-	-

As of June 30

Receivables
TSMC North America	$37,694,156	98	$27,063,064	99
Others	782,571	2	338,961	1

	$38,476,727	100	$27,402,025	100

Other receivables
VIS	$503,976	78	$512,256	16
SSMC	66,094	10	47,445	1
TSMC North America	62,719	10	14,955	-
TSMC China	2,582	-	1,979,030	61
Motech	-	-	436,600	14
Others	17,025	2	241,271	8

	$652,396	100	$3,231,557	100

Payables
TSMC China	$1,317,606	36	$955,093	28
VIS	944,589	26	1,087,485	32
WaferTech	731,713	20	620,389	18
SSMC	355,721	10	440,314	13
Others	308,496	8	282,810	9

	$3,658,125	100	$3,386,091	100

Other assets (deferred credits)
TSMC China	$(7,857)	-	$10,347	1
VisEra	(1,064)	-	-	-
Others	(9)	-	-	-

	$(8,930)	-	$10,347	1

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

The Company leased certain buildings, facilities, and machinery and equipment from Xintec. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under manufacturing expenses. The lease expired in June 2011.

The Company leased certain office space and facilities from VIS. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under research and development expenses and manufacturing expenses. The lease expired in April 2011.

The Company deferred the disposal gains/losses (classified under other assets and deferred credits) derived from sales of property, plant and equipment and other assets to TSMC China, VisEra and others, and then recognized such gains/losses (classified under non-operating gains and losses) over the depreciable lives of the disposed assets.

24.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from December 2012 to May 2032 and can be renewed upon expiration.

As of June 30, 2012, future lease payments were as follows:

Year	Amount

2012 (3rd and 4th quarter)	$233,125
2013	441,808
2014	425,370
2015	415,050
2016	404,886
2017 and thereafter	3,401,106

$5,321,345

25.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

Significant commitments and contingencies of the Company as of June 30, 2012, excluding those disclosed in other notes, were as follows:

a.

Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity if the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.

Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of June 30, 2012, the Company had a total of US$6,812 thousand of guarantee deposits.

c.

Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. The Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. The Company and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.

In August 2006, TSMC filed a lawsuit against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referred to as “SMIC”) in the Superior Court of California for Alameda County for breach of a 2005 agreement that settled an earlier trade secret misappropriation and patent infringement litigation between the parties, as well as for trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against TSMC in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. On June 10, 2009, the Beijing People’s High Court ruled in favor of TSMC and dismissed SMIC’s lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC’s trade secrets. TSMC has subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment). TSMC has received the approval from the Investment Commission of Ministry of Economic Affairs and acquired the above mentioned common shares in July 2010, which are recorded within available for sale financial assets, and obtained the subsequent cash settlement income in accordance with the agreement.

e.

In June 2010, Keranos, LLC. filed a lawsuit in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. These two litigations have been consolidated into a single case in the U.S. District Court for the Eastern District of Texas. The outcome cannot be determined at this time.

f.

In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of allegedly infringing several U.S. patents. This litigation is in its early stages and therefore the outcome of the case cannot be determined at this time.

26.	SIGNIFICANT SUBSEQUENT EVENTS

The Company joined the Customer Co-Investment Program of ASML Holding N.V. (ASML) and entered into the investment agreement on August 5, 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. The above agreement is subject to the shareholders’ approval at an Extraordinary General Meeting of ASML and relevant government regulatory approvals. Both parties also signed the research and development funding agreement and the Company will provide EUR277,000 thousand to ASML’s research and development programs from 2013 to 2017.

27.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	June 30
	2012		2011
	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Foreign Currencies (In Thousands)	Exchange Rate (Note)

Financial assets

Monetary items
USD	$2,246,434	29.885	$1,934,278	28.769
EUR	151,956	37.73	130,392	41.78
JPY	28,961,969	0.3776	37,532,002	0.3584
Non-monetary items
HKD	456,320	3.85	1,127,381	3.70
Investments accounted for using equity method
USD	3,109,771	29.885	2,999,310	28.769
EUR	5,668	37.73	14,194	41.78
JPY	421,035	0.3776	409,773	0.3584
RMB	3,231,687	4.73	1,175,368	4.45

Financial liabilities

Monetary items
USD	2,082,531	29.885	1,783,553	28.769
EUR	171,250	37.73	214,283	41.78
JPY	43,793,568	0.3776	38,261,549	0.3584

Note:	Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

28.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for the Company and its investees:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 2 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

i.	Names, locations, and related information of investees over which the Company exercises significant influence: Please see Table 7 attached;

j.	Information about derivatives of investees over which the Company has a controlling interest:

Do not meet the criteria for hedge accounting

1)	TSMC China

TSMC China entered into forward exchange contracts during the six months ended June 30, 2012 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contract as of June 30, 2012 consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

Sell US$/Buy JPY	July 2012 to August 2012	US$6,791/JPY538,948
Sell US$/Buy EUR	July 2012	US$3,238/EUR2,579

For the six months ended June 30, 2012, net gains arising from forward exchange contracts of TSMC China amounted to NT$6,934 thousand.

2)	Xintec

Xintec entered into forward exchange contracts during the six months ended June 30, 2012 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of June 30, 2012 consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

Sell US$/Buy NT$	July 2012 to September 2012	US$16,400/NT$486,689

For the six months ended June 30, 2012, net gains arising from forward exchange contracts of Xintec amounted to NT$4,464 thousand.

3)	TSMC Partners

TSMC Partners entered into forward exchange contracts during the six months ended June 30, 2012 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of June 30, 2012 consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)
Sell RMB/Buy US$	July 2012	RMB1,258,088/US$199,000

For the six months ended June 30, 2012, net losses arising from forward exchange contracts of TSMC Partners amounted to NT$41,296 thousand.

4)	TSMC Solar

TSMC Solar entered into derivative contracts during the six months ended June 30, 2012 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of June 30, 2012 consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

Sell NT$/Buy US$	July 2012 to August 2012	NT$337,412/US$11,300
Sell NT$/Buy JPY	July 2012	NT$19,656/JPY52,000
Sell NT$/Buy EUR	July 2012	NT$11,297/EUR300

Outstanding cross currency swap contracts as of June 30, 2012 consisted of the following:

Maturity Date	Contract Amount (In Thousands)		Range of Interest Rates Paid	Range of Interest Rates Received

July 2012	NT$	676,922/US$22,630	-	0.15%-0.20%

For the six months ended June 30, 2012, net losses arising from derivative financial instruments of TSMC Solar amounted to NT$3,874 thousand.

5)	TSMC SSL

TSMC SSL entered into derivative contracts during the six months ended June 30, 2012 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of June 30, 2012 consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

Sell NT$/Buy US$	July 2012	NT$170,352/US$5,700
Sell NT$/Buy JPY	July 2012	NT$90,669/JPY241,000

Outstanding cross currency swap contracts as of June 30, 2012 consisted of the following:

Maturity Date	Contract Amount (In Thousands)		Range of Interest Rates Paid	Range of Interest Rates Received

July 2012	US$	2,650/NT$79,200	0.30%-0.32%	-

For the six months ended June 30, 2012, net losses arising from derivative financial instruments of TSMC SSL amounted to NT$5,651 thousand.

Meet the criteria for hedge accounting

Xintec monitors and manages the financial risk through the analysis of business environment and evaluation of entity’s financial risks. Further, Xintec seeks to reduce the effects of future cash flow related interest rate exposures by primarily using derivative financial instruments.

Xintec is exposed to interest rate risk because its long-term bank loans bear floating interest rates. Accordingly, Xintec enters into interest rate swap contract to hedge such a cash flow interest rate risk. As of June 30, 2012, the outstanding interest rate swap contract of Xintec consisted of the following:

			Expected	Expected Timing for the
	Hedging Financial	Fair Value	Cash Flow	Recognition of Gains
Hedged Item	Instrument	June 30, 2012	Generated Period	or Losses from Hedge

Long-term bank loans	Interest rate swap contract	$(69)	2012	2012

For the six months ended June 30, 2012, the adjustment for current period to shareholder’s equity amounted to a loss of NT$17 thousand for the above Xintec’s interest rate swap contract. The amount removed from shareholder’s equity and recognized as a loss amounted to NT$180 thousand.

k.	Information on investment in Mainland China

1)

The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee:    Please see Table 8 attached.

2)

Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports:    Please see Note 23.

29.	OPERATING SEGMENTS INFORMATION

The Company has provided the operating segments disclosure in the consolidated financial statements.

30.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors and authorized for issue on August 14, 2012.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Investees

FINANCINGS PROVIDED

FOR THE SIX MONTHS ENDED JUNE 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter- party	Financial Statement Account	Maximum Balance for the Period (US$ in Thousands) (Note 3)	Ending Balance (US$ in Thousands) (Note 3)	Amount Actually Drawn (US$ in Thousands)	Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Note 1)	Financing Company’s Total Financing Amount Limits (Note 2)
												Item	Value
1	TSMC Partners	TSMC China	Long-term receivables from related parties	$7,471,250 (US$250,000)	$7,471,250 (US$250,000)	$7,471,250 (US$250,000)	0.25% -0.26%	The need for short-term financing	$-	Purchase equipment	$-	-	$-	$38,088,238	$38,088,238
		TSMC Solar	Other receivables from related parties	1,195,400 (US$40,000)	1,195,400 (US$40,000)	851,723 (US$28,500)	0.4017% -0.4757%	The need for short-term financing	-	Operating capital	-	-	-	3,808,824
		TSMC SSL	Other receivables from related parties	896,550 (US$30,000)	896,550 (US$30,000)	-	-	The need for short-term financing	-	Operating capital	-	-	-	3,808,824

Note 1:

The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. While offshore subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions. The restriction of thirty percent (30%) of the borrower’s net worth will not apply to subsidiaries whose voting shares are 90% or more owned, directly or indirectly, by TSMC.

Note 2:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners.

Note 3:	The maximum balance for the period and ending balance represents the amounts approved by Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES HELD

JUNE 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				June 30, 2012
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)	Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)	Note
TSMC	Corporate bond
	Nan Ya Plastics Corporation	-	Held-to-maturity financial assets	-	$1,099,769	N/A	$1,113,222
	China Steel Corporation	-	”	-	302,516	N/A	304,237

	Stock
	Semiconductor Manufacturing International Corporation	-	Available-for-sale financial assets	1,789,493	1,756,835	6	1,756,835
	TSMC Global	Subsidiary	Investments accounted for using equity method	1	43,788,660	100	43,788,660
	TSMC Partners	Subsidiary	”	988,268	38,087,704	100	38,088,238
	VIS	Investee accounted for using equity method	”	628,223	8,857,198	41	8,732,307
	TSMC Solar	Subsidiary	”	1,118,000	8,626,042	99	8,626,042
	SSMC	Investee accounted for using equity method	”	314	5,935,087	39	5,721,104
	TSMC SSL	Subsidiary	”	430,400	3,224,899	95	3,224,899
	TSMC North America	Subsidiary	”	11,000	3,086,841	100	3,086,841
	Xintec	Investee with a controlling financial interest	”	94,011	1,524,811	40	1,524,811
	GUC	Investee accounted for using equity method	”	46,688	1,110,221	35	4,855,537
	TSMC Europe	Subsidiary	”	-	213,863	100	213,863
	TSMC Japan	Subsidiary	”	6	158,983	100	158,983
	TSMC Korea	Subsidiary	”	80	24,460	100	24,460
	United Industrial Gases Co., Ltd.	-	Financial assets carried at cost	19,300	193,584	10	334,168
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	”	10,500	105,000	7	334,111
	W.K. Technology Fund IV	-	”	4,000	40,000	2	35,833

	Fund
	Horizon Ventures Fund	-	Financial assets carried at cost	-	103,992	12	103,992
	Crimson Asia Capital	-	”	-	55,259	1	55,259

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	-	15,255,074	100	15,285,878
	VTAF III	Subsidiary	”	-	1,236,004	52	1,214,772
	VTAF II	Subsidiary	”	-	843,778	98	837,708
	Emerging Alliance	Subsidiary	”	-	197,892	99	197,892
	TSMC GN	Subsidiary	”	-	79,275	100	79,275

TSMC Solar	Stock
	Motech	Investee accounted for using equity method	Investments accounted for using equity method	87,480	4,700,982	20	3,137,591
	TSMC Solar Europe	Subsidiary	”	-	133,845	100	133,845
	TSMC Solar NA	Subsidiary	”	1	14,702	100	14,702

	Capital
	VTAF III	Investee accounted for using equity method	Investments accounted for using equity method	-	1,660,071	47	1,660,071

(Continued)

				June 30, 2012
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)		Note
TSMC SSL	Stock
	TSMC Lighting NA	Subsidiary	Investments accounted for using equity method	1		$2,947	100		$2,947

TSMC GN	Stock
	TSMC Solar	Investee accounted for using equity method	Investments accounted for using equity method	3,836		29,597	-		29,597
	TSMC SSL	Investee accounted for using equity method	”	4,760		35,667	1		35,667

TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	-	Held-to-maturity financial assets	-	US$	20,017	N/A	US$	20,230

	Stock
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	563,809	100	US$	563,809
	VisEra Holding Company	Investee accounted for using equity method	”	43,000	US$	92,646	49	US$	92,646
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	”	787	US$	12,611	97	US$	12,611
	TSMC Technology	Subsidiary	”	1	US$	11,117	100	US$	11,117
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	”	14,153	US$	9,764	97	US$	9,764
	TSMC Canada	Subsidiary	”	2,300	US$	4,256	100	US$	4,256
	Mcube Inc.	Investee accounted for using equity method	”	6,333		-	25		-

	Fund
	Shanghai Walden Venture Capital Enterprise	-	Financial assets carried at cost	-	US$	5,000	6	US$	5,000

TSMC North America	Stock
	Spansion Inc.	-	Available-for-sale financial assets	272	US$	2,983	-	US$	2,983

TSMC Development	Corporate bond
	GE Capital Corp.	-	Held-to-maturity financial assets	-	US$	20,026	N/A	US$	20,230
	JP Morgan Chase & Co.	-	”	-	US$	15,000	N/A	US$	14,981

	Stock
	WaferTech	Subsidiary	Investments accounted for using equity method	293,640	US$	272,633	100	US$	272,633

Emerging Alliance	Common stock
	Audience, Inc.	-	Available-for-sale financial assets	46	US$	891	-	US$	891
	Global Investment Holding Inc.	-	Financial assets carried at cost	11,124	US$	3,065	6	US$	3,065
	RichWave Technology Corp.	-	”	4,074	US$	1,545	10	US$	1,545
	Preferred stock
	Next IO, Inc.	-	Financial assets carried at cost	8	US$	500	-	US$	500
	QST Holdings, LLC	-	”	-	US$	142	4	US$	142

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	-		-	7		-

VTAF II	Common stock
	Audience, Inc.	-	Available-for-sale financial assets	319	US$	6,146	2	US$	6,146
	Sentelic	-	Financial assets carried at cost	1,806	US$	2,607	9	US$	2,607
	Aether Systems, Inc.	-	”	1,800	US$	1,701	23	US$	1,701
	RichWave Technology Corp.	-	”	1,267	US$	1,036	3	US$	1,036

(Continued)

				June 30, 2012
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)		Note

VTAF II	Preferred stock
	5V Technologies, Inc.	-	Financial assets carried at cost	2,890	US$	2,168	4	US$	2,168
	Aquantia	-	”	4,556	US$	4,316	3	US$	4,316
	Cresta Technology Corporation	-	”	92	US$	28	-	US$	28
	Impinj, Inc.	-	”	475	US$	1,000	-	US$	1,000
	Next IO, Inc.	-	”	179	US$	1,219	1	US$	1,219
	Pixim, Inc.	-	”	33,347	US$	772	2	US$	772
	Power Analog Microelectronics	-	”	7,330	US$	3,483	21	US$	3,483
	QST Holdings, LLC	-	”	-	US$	593	13	US$	593

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	-		-	31		-
VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	14,168	US$	1,596	58	US$	1,596

	InvenSense, Inc.	-	Available-for-sale financial assets	259	US$	2,931	-	US$	2,931
	Accton Wireless Broadband Corp.	-	Financial assets carried at cost	2,249	US$	315	6	US$	315

	Preferred stock
	BridgeLux, Inc.	-	Financial assets carried at cost	7,522	US$	9,379	3	US$	9,379
	GTBF, Inc.	-	”	1,154	US$	1,500	N/A	US$	1,500
	LiquidLeds Lighting Corp.	-	”	1,600	US$	800	11	US$	800
	Neoconix, Inc.	-	”	4,031	US$	4,810	4	US$	4,810
	Powervation, Ltd.	-	”	449	US$	7,030	16	US$	7,030
	Stion Corp.	-	”	8,152	US$	55,474	17	US$	55,474
	Tilera, Inc.	-	”	3,890	US$	3,025	2	US$	3,025
	Validity Sensors, Inc.	-	”	9,340	US$	3,456	4	US$	3,456

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	-	US$	452	100	US$	452
	VTA Holdings	Subsidiary	”	-		-	62		-

Growth Fund	Common stock
	Veebeam	-	Financial assets carried at cost	10	US$	25	-	US$	25

ISDF	Common stock
	Integrated Memory Logic, Inc.	-	Available-for-sale financial assets	1,277	US$	5,001	2	US$	5,001
	Memsic, Inc.	-	”	1,286	US$	3,342	5	US$	3,342
	Preferred stock
	Sonics, Inc.	-	Financial assets carried at cost	230	US$	497	2	US$	497

ISDF II	Common stock
	Memsic, Inc.	-	Available-for-sale financial assets	1,072	US$	2,787	4	US$	2,787
	Alchip Technologies Limited	-	Financial assets carried at cost	7,520	US$	3,664	14	US$	3,664
	Sonics, Inc.	-	”	278	US$	10	3	US$	10
	Goyatek Technology, Corp.	-	”	745	US$	163	6	US$	163
	Auden Technology MFG. Co., Ltd.	-	”	1,049	US$	223	3	US$	223

	Preferred stock
	Sonics, Inc.	-	Financial assets carried at cost	264	US$	455	3	US$	455

(Continued)

				June 30, 2012
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)		Note

Xintec	Capital
	Compositech Ltd.	-	Financial assets carried at cost	587		$-	3		$-

TSMC Solar Europe	Stock
	TSMC Solar Europe GmbH	Subsidiary	Investments accounted for using equity method	1	EUR	3,451	100	EUR	3,451

TSMC Global	Corporate bond
	Aust + Nz Banking Group	-	Held-to-maturity financial assets	20,000	US$	20,000	N/A	US$	20,008
	Commonwealth Bank of Australia	-	”	25,000	US$	25,000	N/A	US$	24,823
	Commonwealth Bank of Australia	-	”	25,000	US$	25,000	N/A	US$	24,744
	Deutsche Bank AG London	-	”	20,000	US$	19,941	N/A	US$	20,181
	JP Morgan Chase + Co.	-	”	35,000	US$	35,026	N/A	US$	35,111
	Westpac Banking Corp.	-	”	25,000	US$	25,000	N/A	US$	24,926
	Westpac Banking Corp. 12/12 Frn	-	”	5,000	US$	5,000	N/A	US$	5,009

	Government bond
	Societe De Financement De Lec	-	Held-to-maturity financial assets	15,000	US$	15,000	N/A	US$	15,002

	Money market fund
	Ssga Cash Mgmt Global Offshore	-	Available-for-sale financial assets	17	US$	17	N/A	US$	17

(Concluded)

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance (Note 2)
					Shares/Units (In Thousands)	Amount	Shares/Units (In Thousands)	Amount	Shares/Units (In Thousands)	Amount	Carrying Value	Gain/Loss on Disposal	Shares/Units (In Thousands)	Amount

TSMC	Stock
	TSMC SSL	Investments accounted for using equity method	-	Subsidiary	227,000	$1,746,893	203,400	$2,034,000	-	$-	$-	$-	430,400	$3,224,899
	TSMC GN	”	-	Subsidiary	-	-	-	100,000	-	-	-	-	-	79,275

Note 1:	The data for marketable securities disposed exclude bonds maturities.

Note 2:	The ending balance includes translation adjustments, equity in earnings/losses of equity method investees and other adjustments to long-term investments accounted for using equity method.

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Investees

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2012

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab	February 13, 2012 to June 26, 2012	$2,484,947	By the construction progress	Da Cin Construction Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 13, 2012 to June 26, 2012	1,218,754	By the construction progress	Fu Tsu Construction Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	March 19, 2012 to June 28, 2012	671,551	By the construction progress	China Steel Structure Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	March 19, 2012 to June 26, 2012	132,839	By the construction progress	Tung Ho Steel Enterprise Corporation	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	May 28, 2012 to June 26, 2012	139,911	By the construction progress	Tasa Construction Corporation	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Investees

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2012

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationships	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable		Note
			Purchases/ Sales	Amount (US$ in Thousands)	% to Total	Payment Terms	Unit Price (Note)	Payment Terms (Note)	Ending Balance (US$ in Thousands)	% to Total

TSMC	TSMC North America	Subsidiary	Sales	$145,613,637	62	Net 30 days after invoice date	-	-	$37,694,156	63
	GUC	Investee accounted for using equity method	Sales	2,206,950	1	Net 30 days after monthly closing	-	-	781,905	1
	VIS	Investee accounted for using equity method	Sales	108,243	-	Net 30 days after monthly closing	-	-	-	-
	TSMC China	Subsidiary	Purchases	7,036,635	25	Net 30 days after monthly closing	-	-	(1,317,606)	8
	WaferTech	Indirect subsidiary	Purchases	3,752,087	13	Net 30 days after monthly closing	-	-	(731,713)	4
	VIS	Investee accounted for using equity method	Purchases	1,960,314	7	Net 30 days after monthly closing	-	-	(944,589)	6
	SSMC	Investee accounted for using equity method	Purchases	1,804,215	7	Net 30 days after monthly closing	-	-	(355,721)	2

TSMC North America	GUC	Investee accounted for using equity method by TSMC	Sales	291,130 (US$9,817)	-	Net 30 days after invoice date	-	-	45,292 (US$1,516)	-

Xintec	OmniVision	Parent company of director (represented for Xintec)	Sales	505,379	38	Net 30 days after monthly closing	-	-	217,002	47

Note:

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Investees

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

JUNE 30, 2012

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationships	Ending Balance (US$ in Thousands)	Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amount	Action Taken

TSMC	TSMC North America	Subsidiary	$37,756,875	39	$9,457,732	-	$10,328,664	$-
	GUC	Investee accounted for using equity method	781,905	37	18	-	432,248	-
	VIS	Investee accounted for using equity method	503,976	(Note 2)	-	-	-	-

TSMC Partners	TSMC China	The same parent company	7,471,250 (US$250,000)	(Note 2)	-	-	-	-
	TSMC Solar	The same parent company	851,723 (US$28,500)	(Note 2)	-	-	-	-
	VisEra Holding Company	Investee accounted for using equity method	411,193 (US$13,759)	(Note 2)	-	-	-	-

Xintec	OmniVision	Parent company of director (represented for Xintec)	217,002	83	-	-	-	-

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Investees

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

JUNE 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2012			Net Income (Losses) of the Investee (Foreign Currencies in Thousands)	Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
				June 30, 2012 (Foreign Currencies in Thousands)	December 31, 2011 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)
TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$42,327,245	1	100	$43,788,660	$300,894	$300,894	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,456,130	31,456,130	988,268	100	38,087,704	3,539,445	3,539,445	Subsidiary
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	18,939,667	18,939,667	-	100	15,255,074	1,912,271	1,922,500	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	13,232,288	13,232,288	628,223	41	8,857,198	796,105	197,086	Investee accounted for using equity method
	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	11,180,000	11,180,000	1,118,000	99	8,626,042	(1,428,888)	(1,493,149)	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits	5,120,028	5,120,028	314	39	5,935,087	2,265,485	878,653	Investee accounted for using equity method
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	4,304,000	2,270,000	430,400	95	3,224,899	(612,617)	(582,054)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	3,086,841	122,116	122,116	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	1,357,890	94,011	40	1,524,811	(148,677)	(72,729)	Investee with a controlling financial interest
	VTAF III	Cayman Islands	Investing in new start-up technology companies	2,035,977	2,074,155	-	52	1,236,004	107,045	107,974	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	1,110,221	280,891	93,722	Investee accounted for using equity method
	VTAF II	Cayman Islands	Investing in new start-up technology companies	865,237	949,267	-	98	843,778	64,027	62,746	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities	15,749	15,749	-	100	213,863	17,119	17,119	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	865,075	892,855	-	99	197,892	(5,019)	(4,994)	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	158,983	2,372	2,372	Subsidiary
	TSMC GN	Taipei, Taiwan	Investment activities	100,000	-	-	100	79,275	(9,682)	(9,682)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities	13,656	13,656	80	100	24,460	1,097	1,097	Subsidiary
TSMC Solar	Motech	Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	6,228,661	6,228,661	87,480	20	4,700,982	(3,208,834)	Note 2	Investee accounted for using equity method
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,798,991	1,795,131	-	47	1,660,071	107,045	Note 2	Investee accounted for using equity method
	TSMC Solar Europe	Amsterdam, the Netherlands	Investing in solar related business	411,032	411,032	-	100	133,845	(63,732)	Note 2	Subsidiary
	TSMC Solar NA	Delaware, U.S.A.	Selling and marketing of solar related products	147,686	147,686	1	100	14,702	(36,509)	Note 2	Subsidiary
(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2012			Net Income (Losses) of the Investee (Foreign Currencies in Thousands)	Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
				June 30, 2012 (Foreign Currencies in Thousands)	December 31, 2011 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)
TSMC SSL	TSMC Lighting NA	Delaware, U.S.A.	Selling and marketing of solid state lighting related products	$3,133	$3,133	1	100	$2,947	$(7)	Note 2	Subsidiary
TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US$0.001	US$0.001	1	100	US$563,809	US$103,774	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$43,000	US$43,000	43,000	49	US$92,646	US$10,390	Note 2	Investee accounted for using equity method
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$787	US$ 787	787	97	US$12,611	US$2,513	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$0.001	US$0.001	1	100	US$11,117	US$502	Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$14,153	US$14,153	14,153	97	US$9,764	US$(63)	Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	US$2,300	US$2,300	2,300	100	US$4,256	US$234	Note 2	Subsidiary
	Mcube Inc.	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$1,800	US$1,800	6,333	25	-	US$(6,421)	Note 2	Investee accounted for using equity method
TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$280,000	US$280,000	293,640	100	US$272,633	US$102,514	Note 2	Subsidiary
VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$4,718	US$3,937	14,168	58	US$1,596	US$(519)	Note 2	Subsidiary
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$1,830	US$1,830	-	100	US$452	US$(58)	Note 2	Subsidiary
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies	-	-	-	62	-	-	Note 2	Subsidiary
VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies	-	-	-	31	-	-	Note 2	Subsidiary
Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies	-	-	-	7	-	-	Note 2	Subsidiary
TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service	EUR9,900	EUR9,900	1	100	EUR3,451	EUR(1,651)	Note 2	Subsidiary
TSMC GN	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	38,362	-	3,836	-	29,597	(1,428,888)	Note 2	Investee accounted for using equity method
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	47,624	-	4,760	1	35,667	(612,617)	Note 2	Investee accounted for using equity method

Note 1: Equity in earnings/losses of investees includes the effect of unrealized gross profit from affiliates.

Note 2: The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/losses of the investor company.

(Concluded)

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Investees

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE SIX MONTHS ENDED JUNE 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (Foreign Currencies in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2012 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30, 2012 (US$ in Thousands)		Percentage of Ownership	Equity in the Earnings (Losses)	Carrying Value as of June 30, 2012 (US$ in Thousands)		Accumulated Inward Remittance of Earnings as of June 30, 2012
							Outflow	Inflow

TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers		$18,939,667 (RMB 4,502,080)	(Note 1)	$ (US$	18,939,667 596,000)	$-	$-	$ (US$	18,939,667 596,000)	100%	$1,922,500 (Note 3)		$15,255,074	$-

Shanghai Walden Venture Capital Enterprise	Investing in new start-up technology companies	(US$	2,324,062 78,791)	(Note 2)	(US$	147,485 5,000)	-	-	(US$	147,485 5,000)	6%	(Note 4)	(US$	149,425 5,000)	-

Accumulated Investment in Mainland China as of June 30, 2012 (US$ in Thousands)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)	Upper Limit on Investment (US$ in Thousands)
$ 19,087,152 (US$ 601,000)	$ 19,087,152 (US$ 601,000)	$ 19,087,152 (US$ 601,000)

Note 1:   TSMC directly invested US$596,000 thousand in TSMC China.

Note 2:   TSMC indirectly invested in China company through third region, TSMC Partners.

Note 3:   Amount was recognized based on the audited financial statements.

Note 4:   TSMC Partners invested in financial assets carried at cost, equity in the earnings from which was not recognized.

Taiwan Semiconductor Manufacturing
Company Limited and Subsidiaries

Consolidated Financial Statements for the
Six Months Ended June 30, 2012 and 2011 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of June 30, 2012 and 2011, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the six months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of June 30, 2012 and 2011, and the results of their consolidated operations and their consolidated cash flows for the six months then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

August 14, 2012

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Par Value)

	2012		2011			2012		2011
ASSETS	Amount	%	Amount	%	LIABILITIES AND SHAREHOLDERS’ EQUITY	Amount	%	Amount	%

CURRENT ASSETS					CURRENT LIABILITIES
Cash and cash equivalents (Notes 2 and 4)	$178,440,559	20	$150,978,778	19	Short-term loans (Note 15)	$30,772,585	3	$33,140,881	4
Financial assets at fair value through profit or loss (Notes 2, 5 and 25)	23,734	-	19,781	-	Financial liabilities at fair value through profit or loss (Notes 2, 5 and 25)	35,166	-	15,052	-
Available-for-sale financial assets (Notes 2, 6, and 25)	2,477,046	-	5,208,149	1	Hedging derivative financial liabilities (Notes 2, 11 and 25)	69	-	448	-
Held-to-maturity financial assets (Notes 2, 7 and 25)	7,424,976	1	2,924,804	1	Accounts payable	14,126,994	2	11,710,578	1
Receivables from related parties (Notes 3 and 26)	837,245	-	2,367	-	Payables to related parties (Note 26)	1,309,966	-	1,542,011	-
Notes and accounts receivable (Note 3)	61,101,346	7	52,491,604	7	Income tax payable (Notes 2 and 20)	6,787,548	1	6,104,840	1
Allowance for doubtful receivables (Notes 2, 3 and 8)	(490,914)	-	(494,000)	-	Cash dividends payable (Note 22)	77,762,637	9	78,127,227	10
Allowance for sales returns and others (Notes 2 and 8)	(6,508,185)	(1)	(5,811,952)	(1)	Accrued profit sharing to employees and bonus to directors and supervisors (Notes 2 and 22)	14,152,148	2	15,999,671	2
Other receivables from related parties (Notes 3 and 26)	981,263	-	999,772	-
Other financial assets (Note 27)	603,940	-	1,054,744	-	Payables to contractors and equipment suppliers	45,039,813	5	36,805,112	5
Inventories (Notes 2 and 9)	30,780,466	4	31,523,206	4	Accrued expenses and other current liabilities (Notes 13, 18, 25 and 29)	21,734,989	2	17,542,781	2
Deferred income tax assets (Notes 2 and 20)	2,805,069	1	1,173,482	-	Current portion of bonds payable and long-term bank loans (Notes 16, 17, 25 and 27)	125,000	-	4,500,000	1

Prepaid expenses and other current assets	2,404,358	-	2,481,073	-

Total current assets	280,880,903	32	242,551,808	31	Total current liabilities	211,846,915	24	205,488,601	26

LONG-TERM INVESTMENTS (Notes 2, 7, 10, 12 and 25)					LONG-TERM LIABILITIES
Investments accounted for using equity method	23,372,224	3	23,357,209	3	Bonds payable (Notes 16 and 25)	35,000,000	4	-	-
Held-to-maturity financial assets	701,723	-	7,311,037	1	Long-term bank loans (Notes 17, 25 and 27)	1,525,000	-	1,500,000	-
Financial assets carried at cost	4,084,014	-	4,176,134	1	Other long-term payables (Notes 18, 25 and 29)	113,770	-	3,040,747	1

					Obligations under capital leases (Notes 2, 13 and 25)	749,794	-	670,865	-

Total long-term investments	28,157,961	3	34,844,380	5

					Total long-term liabilities	37,388,564	4	5,211,612	1

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 13 and 26)

Cost					OTHER LIABILITIES
Land and land improvements	1,549,149	-	1,501,628	-	Accrued pension cost (Notes 2 and 19)	3,930,438	1	3,847,450	-
Buildings	189,706,742	22	166,481,044	22	Guarantee deposits (Note 29)	253,346	-	521,598	-
Machinery and equipment	1,189,864,584	135	1,012,617,056	129	Others (Note 26)	429,142	-	383,887	-

Office equipment	18,609,347	2	15,976,394	2

Leased assets	778,338	-	677,086	-	Total other liabilities	4,612,926	1	4,752,935	-

	1,400,508,160	159	1,197,253,208	153

Accumulated depreciation	(933,213,748)	(106)	(819,490,993)	(105)	Total liabilities	253,848,405	29	215,453,148	27

Advance payments and construction in progress	80,854,453	9	100,125,197	13

					EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Net property, plant and equipment	548,148,865	62	477,887,412	61	Capital stock - NT$10 par value (Note 22)

					Authorized: 28,050,000 thousand shares

INTANGIBLE ASSETS					Issued: 25,920,709 thousand shares in 2012
Goodwill (Note 2)	5,639,097	1	5,487,060	-	25,914,283 thousand shares in 2011	259,207,094	29	259,142,831	33

Deferred charges, net (Notes 2 and 14)	5,221,454	-	5,690,862	1	Capital surplus (Notes 2 and 22)	56,025,149	7	55,802,387	7

					Retained earnings (Note 22)
Total intangible assets	10,860,551	1	11,177,922	1	Appropriated as legal capital reserve	115,820,123	13	102,399,995	13

					Appropriated as special capital reserve	7,606,224	1	6,433,874	1

OTHER ASSETS					Unappropriated earnings	196,302,944	22	151,443,573	19

Deferred income tax assets, net (Notes 2 and 20)	10,344,401	1	11,092,048	1		319,729,291	36	260,277,442	33

Refundable deposits (Note 26)	4,296,083	1	4,834,381	1	Others
Others (Notes 2 and 27)	1,217,289	-	1,427,662	-	Cumulative translation adjustments (Note 2)	(7,830,895)	(1)	(11,461,047)	(1)

					Unrealized gain on financial instruments (Notes 2, 11 and 25)	334,651	-	187,908	-

Total other assets	15,857,773	2	17,354,091	2		(7,496,244)	(1)	(11,273,139)	(1)

					Equity attributable to shareholders of the parent	627,465,290	71	563,949,521	72

					MINORITY INTERESTS (Note 2)	2,592,358	-	4,412,944	1

					Total shareholders’ equity	630,057,648	71	568,362,465	73

TOTAL	$883,906,053	100	$783,815,613	100	TOTAL	$883,906,053	100	$783,815,613	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2012		2011
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 26)	$237,427,920		$217,895,876

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	3,859,417		2,010,014

NET SALES (Note 34)	233,568,503	100	215,885,862	100

COST OF SALES (Notes 9, 21 and 26)	120,811,731	52	113,359,191	52

GROSS PROFIT BEFORE AFFILIATES ELIMINATION	112,756,772	48	102,526,671	48

UNREALIZED GROSS PROFIT FROM AFFILIATES (Note 2)	(139,950)	-	-	-

GROSS PROFIT	112,616,822	48	102,526,671	48

OPERATING EXPENSES (Notes 21 and 26)
Research and development	19,235,781	8	16,456,677	8
General and administrative	9,025,466	4	6,781,342	3
Marketing	2,205,936	1	2,259,365	1

Total operating expenses	30,467,183	13	25,497,384	12

INCOME FROM OPERATIONS (Note 34)	82,149,639	35	77,029,287	36

NON-OPERATING INCOME AND GAINS
Interest income	941,732	1	780,503	1
Equity in earnings of equity method investees, net (Notes 2 and 10)	610,296	1	765,485	-
Settlement income (Note 29)	448,275	-	433,425	-
Gain on settlement and disposal of financial assets, net (Notes 2 and 25)	365,731	-	145,908	-
Foreign exchange gain, net (Note 2)	365,310	-	419,535	-
Technical service income (Note 26)	232,659	-	224,372	-
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 26)	21,176	-	189,020	-
Others	393,319	-	383,128	1

Total non-operating income and gains	3,378,498	2	3,341,376	2

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2012		2011
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Impairment loss of financial assets (Notes 2, 6, 12 and 25)	$2,748,456	1	$58,096	-
Impairment loss on idle assets (Note 2)	422,323	1	58,478	-
Interest expense	415,039	-	243,261	-
Valuation loss on financial instruments, net (Notes 2, 5 and 25)	189,737	-	280,630	1
Loss on disposal of property, plant and equipment (Note 2)	25,302	-	156,761	-
Others (Note 2)	149,270	-	206,318	-

Total non-operating expenses and losses	3,950,127	2	1,003,544	1

INCOME BEFORE INCOME TAX	81,578,010	35	79,367,119	37

INCOME TAX EXPENSE (Notes 2 and 20)	6,443,942	3	6,911,828	3

NET INCOME	$75,134,068	32	$72,455,291	34

ATTRIBUTABLE TO:
Shareholders of the parent	$75,286,804	32	$72,228,107	34
Minority interests	(152,736)	-	227,184	-

	$75,134,068	32	$72,455,291	34

	2012		2011
	Income Attributable to Shareholders of the Parent		Income Attributable to Shareholders of the Parent
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE (NT$, Note 24)
Basic earnings per share	$3.15	$2.90	$3.05	$2.79

Diluted earnings per share	$3.15	$2.90	$3.05	$2.79

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
								Others
	Capital Stock - Common Stock		Capital	Retained Earnings				Cumulative Translation	Unrealized Gain (Loss) On Financial		Minority	Total Shareholders’
	Shares (In			Legal Capital	Special Capital	Unappropriated
	Thousands)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Adjustments	Instruments	Total	Interests	Equity

BALANCE, JANUARY 1, 2012	25,916,222	$259,162,226	$55,846,357	$102,399,995	$6,433,874	$213,357,286	$322,191,155	$(6,433,369)	$(1,172,855)	$629,593,514	$2,450,037	$632,043,551
Appropriations of prior year’s earnings
Legal capital reserve	-	-	-	13,420,128	-	(13,420,128)	-	-	-	-	-	-
Special capital reserve	-	-	-	-	1,172,350	(1,172,350)	-	-	-	-	-	-
Cash dividends to shareholders - NT$3.00 per share	-	-	-	-	-	(77,748,668)	(77,748,668)	-	-	(77,748,668)	-	(77,748,668)

Net income for the six months ended June 30, 2012	-	-	-	-	-	75,286,804	75,286,804	-	-	75,286,804	(152,736)	75,134,068

Adjustment arising from changes in percentage of ownership in equity method investees	-	-	83,954	-	-	-	-	-	-	83,954	(29,976)	53,978

Translation adjustments	-	-	-	-	-	-	-	(1,397,526)	-	(1,397,526)	38,154	(1,359,372)

Issuance of stock from exercising employee stock options	4,487	44,868	94,838	-	-	-	-	-	-	139,706	-	139,706
Net changes of valuation gain/loss on available-for-sale financial assets	-	-	-	-	-	-	-	-	1,515,571	1,515,571	(1,677)	1,513,894

Net change in shareholders’ equity from equity method investees	-	-	-	-	-	-	-	-	(8,130)	(8,130)	-	(8,130)

Net change in unrealized gain/loss on hedging derivative financial instruments	-	-	-	-	-	-	-	-	65	65	98	163

Increase in minority interests	-	-	-	-	-	-	-	-	-	-	288,458	288,458

BALANCE, JUNE 30, 2012	25,920,709	$259,207,094	$56,025,149	$115,820,123	$7,606,224	$196,302,944	$319,729,291	$(7,830,895)	$334,651	$627,465,290	$2,592,358	$630,057,648

BALANCE, JANUARY 1, 2011	25,910,078	$259,100,787	$55,698,434	$86,239,494	$1,313,047	$178,227,030	$265,779,571	$(6,543,163)	$109,289	$574,144,918	$4,559,487	$578,704,405

Appropriations of prior year’s earnings
Legal capital reserve	-	-	-	16,160,501	-	(16,160,501)	-	-	-	-	-	-
Special capital reserve	-	-	-	-	5,120,827	(5,120,827)	-	-	-	-	-	-
Cash dividends to shareholders - NT$3.00 per share	-	-	-	-	-	(77,730,236)	(77,730,236)	-	-	(77,730,236)	-	(77,730,236)

Net income for the six months ended June 30, 2011	-	-	-	-	-	72,228,107	72,228,107	-	-	72,228,107	227,184	72,455,291

Adjustment arising from changes in percentage of ownership in equity method investees	-	-	14,643	-	-	-	-	-	-	14,643	(11,995)	2,648

Translation adjustments	-	-	-	-	-	-	-	(4,917,884)	-	(4,917,884)	18,400	(4,899,484)

Issuance of stock from exercising employee stock options	4,205	42,044	89,310	-	-	-	-	-	-	131,354	-	131,354

Net changes of valuation gain/loss on available-for-sale financial assets	-	-	-	-	-	-	-	-	95,888	95,888	(1,958)	93,930

Net change in shareholders’ equity from equity method investees	-	-	-	-	-	-	-	-	(17,419)	(17,419)	-	(17,419)

Net change in unrealized gain/loss on hedging derivative financial instruments	-	-	-	-	-	-	-	-	150	150	216	366

Decrease in minority interests	-	-	-	-	-	-	-	-	-	-	(378,390)	(378,390)

BALANCE, JUNE 30, 2011	25,914,283	$259,142,831	$55,802,387	$102,399,995	$6,433,874	$151,443,573	$260,277,442	$(11,461,047)	$187,908	$563,949,521	$4,412,944	$568,362,465

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars)

	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$75,286,804	$72,228,107
Net income (loss) attributable to minority interests	(152,736)	227,184
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	60,466,238	51,974,504
Unrealized gross profit from affiliates	139,950	-
Amortization of premium/discount of financial assets	3,359	15,015
Impairment loss of financial assets	2,748,456	58,096
Gain on disposal of available-for-sale financial assets, net	(231,622)	(126,488)
Gain on disposal of financial assets carried at cost, net	(134,109)	(19,420)
Equity in earnings of equity method investees, net	(610,296)	(765,485)
Cash dividends received from equity method investees	1,285,480	1,914,392
Loss (gain) on disposal of property, plant and equipment and other assets, net	4,126	(32,259)
Income from receiving equity securities	(642)	-
Impairment loss on idle assets	422,323	58,478
Deferred income tax	(85,192)	427,314
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	13,050	(16,845)
Receivables from related parties	(651,481)	355
Notes and accounts receivable	(14,780,106)	(1,461,719)
Allowance for doubtful receivables	(3)	(10,029)
Allowance for sales returns and others	1,441,672	(1,734,312)
Other receivables from related parties	(43,115)	(79,870)
Other financial assets	33,113	57,357
Inventories	(5,939,884)	(3,117,222)
Prepaid expenses and other current assets	(230,344)	(443,426)
Accounts payable	3,042,084	(2,075,757)
Payables to related parties	(18,555)	674,926
Income tax payable	(3,868,576)	(1,079,857)
Accrued profit sharing to employees and bonus to directors and supervisors	5,070,855	4,903,524
Accrued expenses and other current liabilities	3,788,688	(2,070,228)
Accrued pension cost	21,930	35,099

Net cash provided by operating activities	127,021,467	119,541,434

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars)

	2012	2011

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	$(108,038,091)	$(146,142,855)
Available-for-sale financial assets	(2,950)	(34,726,013)
Financial assets carried at cost	(21,557)	(123,159)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	241,531	58,501,445
Held-to-maturity financial assets	830,368	2,675,000
Financial assets carried at cost	205,100	207,333
Property, plant and equipment and other assets	113,668	551,208
Increase in deferred charges	(806,248)	(823,351)
Decrease in refundable deposits	222,780	3,843,589
Decrease (increase) in other assets	(22,442)	13,094

Net cash used in investing activities	(107,277,841)	(116,023,709)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	4,846,057	1,926,937
Proceeds from long-term bank loans	-	2,100,000
Repayment of long-term bank loans	-	(1,142,968)
Proceeds from issuance of bonds	17,000,000	-
Repayment of bonds	(4,500,000)	-
Decrease in obligations under capital leases	(86,328)	-
Decrease in other long-term payables	(1,434,277)	(890,000)
Decrease in guarantee deposits	(190,637)	(267,500)
Proceeds from exercise of employee stock options	139,706	131,354
Increase in minority interests	302,427	18,601

Net cash provided by financing activities	16,076,948	1,876,424

NET INCREASE IN CASH AND CASH EQUIVALENTS	35,820,574	5,394,149

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(852,292)	(2,302,326)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	143,472,277	147,886,955

CASH AND CASH EQUIVALENTS, END OF PERIOD	$178,440,559	$150,978,778

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$292,797	$307,448

Income tax paid	$10,325,668	$7,605,291

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars)

	2012	2011

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$118,091,870	$141,371,625
Decrease (increase) in payables to contractors and equipment suppliers	(10,053,710)	4,772,583
Nonmonetary exchange trade-out price	(69)	(1,353)

Cash paid	$108,038,091	$146,142,855

Disposal of property, plant and equipment and other assets	$113,737	$552,561
Nonmonetary exchange trade-out price	(69)	(1,353)

Cash received	$113,668	$551,208

Acquisition of deferred charges	$954,073	$823,351
Increase in other long-term payables (including current portion)	(147,825)	-

Cash paid	$806,248	$823,351

Acquisition of available-for-sale financial assets	$2,950	$34,662,414
Decrease in accrued expenses and other current liabilities	-	63,599

Cash paid	$2,950	$34,726,013

Disposal of available-for-sale financial assets	$263,687	$58,591,994
Increase in other financial assets	(22,156)	(90,549)

Cash received	$241,531	$58,501,445

NON-CASH INVESTING AND FINANCING ACTIVITIES
Idle assets reclassified from property, plant and equipment	$422,323	$-

Current portion of bonds payable	$-	$4,500,000

Current portion of long-term bank loans	$125,000	$-

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$1,926,049	$3,916,796

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. Beginning in 2010, TSMC also engages in the researching, developing, designing, manufacturing and selling of solid state lighting devices and related applications products and systems, and renewable energy and efficiency related technologies and products. In August 2011, TSMC transferred its solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC Solid State Lighting Ltd. (TSMC SSL) and TSMC Solar Ltd. (TSMC Solar), respectively.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

As of June 30, 2012 and 2011, TSMC and its subsidiaries had 37,461 and 35,979 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Significant accounting policies are summarized as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities were as follows:

		Percentage of Ownership June 30
Name of Investor	Name of Investee	2012	2011	Remark

TSMC	TSMC North America	100%	100%	-
	TSMC Japan Limited (TSMC Japan)	100%	100%	-
	TSMC Partners, Ltd. (TSMC Partners)	100%	100%	-
	TSMC Korea Limited (TSMC Korea)	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	100%	100%	-
	TSMC Global, Ltd. (TSMC Global)	100%	100%	-
	TSMC China Company Limited (TSMC China)	100%	100%	-
	VentureTech Alliance Fund III, L.P. (VTAF III)	52%	99%	(Note 1)
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	98%	-
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	99.5%	-
	Global Unichip Corporation (GUC)	(Note 2)	35%	-
	Xintec Inc. (Xintec)	40%	41%	TSMC obtained three out of five director positions and has a controlling interest in Xintec
	TSMC SSL	95%	-	Established in August 2011 TSMC and TSMC GN aggregately have a controlling interest of 96% in TSMC SSL
	TSMC Solar	99%	-	Established in August 2011 TSMC and TSMC GN aggregately have a controlling interest of 99% in TSMC Solar
	TSMC Guang Neng Investment, Ltd. (TSMC GN)	100%	-	Established in January 2012

TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	100%	100%	-
	TSMC Development, Inc. (TSMC Development)	100%	100%	-
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	97%	-
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	97%	97%	-

TSMC Development	WaferTech, LLC (WaferTech)	100%	100%	-

VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	58%	57%	-
	Growth Fund Limited (Growth Fund)	100%	100%	-

VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	100%	100%	-

GUC	Global Unichip Corp.-NA (GUC-NA)	(Note 2)	100%	-
	Global Unichip Japan Co., Ltd. (GUC-Japan)	(Note 2)	100%	-
	Global Unichip Europe B.V. (GUC-Europe)	(Note 2)	100%	-
	Global Unichip (BVI) Corp. (GUC-BVI)	(Note 2)	100%	-

GUC-BVI	Global Unichip (Shanghai) Company, Limited (GUC-Shanghai)	(Note 2)	100%	-

(Continued)

		Percentage of Ownership June 30
Name of Investor	Name of Investee	2012	2011	Remark

TSMC SSL	TSMC Lighting North America, Inc. (TSMC Lighting NA)	100%	100%	(Note 1)

TSMC Solar	TSMC Solar North America, Inc. (TSMC Solar NA)	100%	100%	(Note 1)
	TSMC Solar Europe B.V. (TSMC Solar Europe)	100%	100%	(Note 1)
	VentureTech Alliance Fund III, L.P. (VTAF III)	47%	-	(Note 1)

TSMC Solar Europe	TSMC Solar Europe GmbH	100%	100%	(Note 1)

(Concluded)

Note 1:	In August 2011, TSMC adjusted its investment structure by transferring TSMC Lighting NA to TSMC SSL and transferring TSMC Solar Europe, TSMC Solar NA and part of VTAF III to TSMC Solar.

Note 2:

Since July 2011, TSMC is no longer deemed to be a controlling entity of GUC and its subsidiaries due to the termination of a Shareholders’ Agreement. As a result, GUC and its subsidiaries are no longer consolidated and are accounted for using the equity method.

The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of June 30, 2012:

Since July 2011, TSMC is no longer deemed to be a controlling entity of GUC and its subsidiaries due to the termination of a Shareholders’ Agreement. As a result, GUC and its subsidiaries are no longer consolidated and are accounted for using the equity method.

TSMC North America is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC Japan, TSMC Korea and TSMC Europe are engaged mainly in marketing or customer service, engineering and technical supporting activities. TSMC Partners is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global, TSMC Development and TSMC GN are engaged in investing activities. TSMC China is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, VTA Holdings, ISDF, ISDF II and Growth Fund are engaged in investing in new start-up technology companies. TSMC Canada and TSMC Technology are engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. Xintec is engaged in the provision of wafer packaging service. TSMC SSL is engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems. TSMC Lighting NA is engaged in selling and marketing of solid state lighting related products. TSMC Solar is engaged in researching, developing, designing, manufacturing and selling renewable energy and energy saving related technologies and products.

TSMC Solar NA is engaged in selling and marketing of solar related products. TSMC Solar Europe is engaged in investing activities of solar related business. TSMC Solar Europe GmbH is engaged in the selling and customer service of solar cell modules and related products. Mutual-Pak is engaged in the manufacturing and selling of electronic parts and researching, developing and testing of RFID.

TSMC together with its subsidiaries are hereinafter referred to collectively as the “Company.”

Minority interests in the aforementioned subsidiaries are presented as a separate component of shareholders’ equity.

Foreign-currency Transactions and Translation of Foreign-currency Financial Statements

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities - spot rates at period-end; shareholders’ equity - historical rates; income and expenses - average rates during the period. The resulting translation adjustments are recorded as a separate component of shareholders’ equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds, corporate bonds and short-term commercial paper acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value due to their short term nature.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows: Open-end mutual funds and money market funds - net asset values at the end of the period; and publicly traded stocks - closing prices at the end of the period.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Hedging Derivative Financial Instruments

Hedge derivatives are mainly derivatives instruments that are for cash flow hedge purposes and determined to be an effective hedge. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in shareholders’ equity. The amount recognized in shareholders’ equity is recognized in profit or loss in the same period or period during which the hedged forecast transaction or an asset or liability arising from the hedged forecast transaction affects profit or loss. However, if all or a portion of a loss recognized in shareholders’ equity is not expected to be recovered in the future, the amount that is not expected to be recovered is reclassified into profit or loss.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectability of receivables. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

TSMC’s provision was originally set at 1% of the amount of outstanding receivables. On January 1, 2011, the Company adopted the third revision of Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments: Recognition and Measurement (SFAS No. 34).” One of the main revisions is that the impairment of receivables originated by the Company is subject to the provisions of SFAS No. 34. Accordingly, the Company evaluates for indication of impairment of accounts receivable based on an individual and collective basis at the end of each reporting period. When objective evidence indicates that the estimated future cash flow of accounts receivable decreases as a result of one or more events that occurred after the initial recognition of the accounts receivable, such accounts receivable are deemed to be impaired.

Because of the Company’s short average collection period, the amount of the impairment loss recognized is the difference between the carrying amount of accounts receivable and estimated future cash flows without considering the discounting effect. Changes in the carrying amount of the allowance account are recognized as bad debt expense which is recorded in the operating expenses - general and administrative. When accounts receivable are considered uncollectable, the amount is written off against the allowance account.

Inventories

Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus. Cash dividends received from an investee shall reduce the carrying amount of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income.

Gains or losses on sales from the Company to equity method investees or from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as obligations under capital leases. Borrowing costs directly attributable to the acquisition or construction of property, plant and equipment are capitalized as part of the cost of those assets. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: land improvements - 20 years; buildings - 10 to 20 years; machinery and equipment - 3 to 5 years; office equipment - 3 to 15 years; and leased assets - 20 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually, or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and patent and others. The amounts are amortized over the following periods: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 2 to 5 years; patent and others - the economic life or contract period. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expense when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery and equipment, research and development expenditures and personnel training expenditures are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with SFAS No. 39, “Accounting for Share-based Payment.” Under the statement, the value of the stock options granted, which is equal to the best available estimate of the number of stock options expected to vest multiplied by the grant-date fair value, is expensed on a straight-line basis over the vesting period, with a corresponding adjustment to capital surplus - employee stock options. The estimate is revised if subsequent information indicates that the number of stock options expected to vest differs from previous estimates.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectability is reasonably assured. Provisions for estimated sales returns and other allowances are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

3.	ACCOUNTING CHANGES

On January 1, 2011, the Company prospectively adopted the newly revised SFAS No. 34, “Financial Instruments: Recognition and Measurement.” The main revisions include (1) finance lease receivables are now covered by SFAS No. 34; (2) the scope of the applicability of SFAS No. 34 to insurance contracts is amended; (3) loans and receivables originated by the Company are now covered by SFAS No. 34; (4) additional guidelines on impairment testing of financial assets carried at amortized cost when the debtor has financial difficulties and the terms of obligations have been modified; and (5) accounting treatment by a debtor for modifications in the terms of obligations. This accounting change did not have a significant effect on the Company’s consolidated financial statements as of and for the six months ended June 30, 2011.

On January 1, 2011, the Company adopted the newly issued SFAS No. 41, “Operating Segments.” The statement requires identification and disclosure of operating segments on the basis of how the Company’s chief operating decision maker regularly reviews information in order to allocate resources and assess performance. This statement supersedes SFAS No. 20, “Segment Reporting” and the Company conformed to the disclosure requirement and provided the operating segments disclosure in the consolidated financial statements accordingly.

4.	CASH AND CASH EQUIVALENTS

	June 30
	2012	2011

Cash and deposits in banks	$169,621,809	$146,846,110
Repurchase agreements collateralized by government bonds	4,159,461	4,132,668
Repurchase agreements collateralized by corporate bonds	3,620,337	-
Repurchase agreements collateralized by short-term commercial paper	1,038,952	-

	$178,440,559	$150,978,778

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30
	2012	2011

Trading financial assets

Forward exchange contracts	$23,576	$2,326
Cross currency swap contracts	158	17,455

	$23,734	$19,781

Trading financial liabilities

Forward exchange contracts	$33,883	$15,052
Cross currency swap contracts	1,283	-

	$35,166	$15,052

The Company entered into derivative contracts during the six months ended June 30, 2012 and 2011 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Thousands)

June 30, 2012

Sell RMB/Buy US$	July 2012	RMB1,258,088/US$199,000
Sell US$/Buy JPY	July 2012 to August 2012	US$217,791/JPY17,317,277
Sell US$/Buy EUR	July 2012	US$49,634/EUR39,579
Sell US$/Buy NT$	July 2012 to September 2012	US$16,400/NT$486,689
Sell NT$/Buy JPY	July 2012	NT$1,238,195/JPY3,293,000
Sell NT$/Buy US$	July 2012 to August 2012	NT$507,764/US$17,000
Sell NT$/Buy EUR	July 2012	NT$11,297/EUR300

June 30, 2011

Sell RMB/Buy US$	July 2011	RMB2,214,192/US$342,000
Sell EUR/Buy US$	July 2011	EUR3,530/US$5,090
Sell US$/Buy JPY	July 2011	US$9,606/JPY775,330
Sell US$/Buy EUR	July 2011	US$1,317/EUR928
Sell US$/Buy NT$	July 2011 to August 2011	US$17,750/NT$509,851

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

June 30, 2012

July 2012	NT$676,922/US$22,630	-	0.15%-0.20%
July 2012	US$ 2,650/NT$79,200	0.30%-0.32%	-

June 30, 2011

July 2011	US$128,000/NT$3,699,250	0.46%-1.01%	-

Net losses on derivative financial instruments for the six months ended June 30, 2012, and 2011 were NT$189,737 thousand and NT$280,630 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30
	2012	2011

Publicly traded stocks	$2,476,537	$4,747,679
Money market funds	509	9,573
Open-end mutual funds	-	450,897

	$2,477,046	$5,208,149

For the six months ended June 30, 2012, the Company recognized an impairment loss on partial overseas publicly traded stocks in the amount of NT$2,677,529 thousand due to the significant decline in fair value.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	June 30
	2012	2011

Corporate bonds	$7,678,424	$9,804,306
Government bonds	448,275	431,535

	8,126,699	10,235,841
Current portion	(7,424,976)	(2,924,804)

	$701,723	$7,311,037

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS

Movements of the allowance for doubtful receivables were as follows:

	Six Months Ended June 30
	2012	2011

Balance, beginning of period	$490,952	$504,029
Reversal	(3)	(3,089)
Write-off	-	(6,798)
Effect of exchange rate changes	(35)	(142)

Balance, end of period	$490,914	$494,000

Movements of the allowance for sales returns and others were as follows:

	Six Months Ended June 30
	2012	2011

Balance, beginning of period	$5,068,263	$7,546,264
Provision	3,859,417	2,010,014
Write-off	(2,417,745)	(3,737,087)
Effect of exchange rate changes	(1,750)	(7,239)

Balance, end of period	$6,508,185	$5,811,952

9.	INVENTORIES

	June 30
	2012	2011

Finished goods	$3,770,934	$7,700,105
Work in process	22,889,353	19,037,429
Raw materials	2,375,668	2,489,598
Supplies and spare parts	1,744,511	2,296,074

	$30,780,466	$31,523,206

Write-down of inventories to net realizable value in the amount of NT$1,041,643 thousand and NT$315,552 thousand, respectively, were included in the cost of sales for the six months ended June 30, 2012 and 2011.

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30
	2012		2011
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

Vanguard International Semiconductor Corporation (VIS)	$8,857,198	41	$9,110,898	38
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	5,935,087	39	5,519,534	39
Motech Industries Inc. (Motech)	4,700,982	20	6,132,395	20
VisEra Holding Company (VisEra Holding)	2,768,736	49	2,594,382	49
GUC	1,110,221	35	-	-
Mcube Inc. (Mcube)	-	25	-	26

	$23,372,224		$23,357,209

Since July 2011, TSMC is no longer deemed to be a controlling entity of GUC and its subsidiaries due to the termination of a Shareholders’ Agreement. As a result, GUC and its subsidiaries are no longer consolidated and are accounted for using the equity method.

For the six months ended June 30, 2012 and 2011, equity in earnings of equity method investees was a net gain of NT$610,296 thousand and NT$765,485 thousand, respectively.

The quoted market price of publicly traded stocks in unrestricted investments accounted for using the equity method was NT$13,587,844 thousand (VIS and GUC) as of June 30, 2012 and NT$9,391,941 thousand (VIS) as of June 30, 2011.

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Six Months Ended June 30
	2012	2011

Balance, beginning of period	$1,645,810	$2,491,891
Amortization	(291,463)	(464,204)

Balance, end of period	$1,354,347	$2,027,687

As of June 30, 2012 and 2011, balance of the aforementioned difference allocated to goodwill was NT$1,415,565 thousand. There was no acquisition or impairment in goodwill for the six months ended June 30, 2012 and 2011.

11.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	June 30
	2012	2011

Hedging derivative financial liabilities

Interest rate swap contract	$69	$448

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. The outstanding interest rate swap contract consisted of the following:

Contract Amount (In Thousands)	Maturity Date	Range of Interest Rates Paid	Range of Interest Rates Received

June 30, 2012

NT$56,000	August 31, 2012	1.38%	0.86%-0.87%

June 30, 2011

NT$104,000	August 31, 2012	1.38%	0.63%-0.77%

For the six months ended June 30, 2012 and 2011, the adjustment for the current period to shareholders’ equity amounted to net losses of NT$17 thousand and NT$51 thousand, respectively; and the amount removed from shareholders’ equity and recognized as a loss from the above interest rate swap contract amounted to NT$180 thousand and NT$417 thousand, respectively.

12.	FINANCIAL ASSETS CARRIED AT COST

	June 30
	2012	2011

Non-publicly traded stocks	$3,775,338	$3,873,038
Mutual funds	308,676	303,096

	$4,084,014	$4,176,134

The common stock of InvenSense, Inc. and Audience, Inc. was listed on the NYSE and NASDAQ in November 2011 and in May 2012, respectively. Thus, the Company reclassified the aforementioned investments from financial assets carried at cost to available-for-sale financial assets.

For the six months ended June 30, 2012 and 2011, the Company recognized impairment on financial assets carried at cost of NT$70,927 thousand and NT$58,096 thousand, respectively.

13.	PROPERTY, PLANT AND EQUIPMENT

	Six Months Ended June 30, 2012
	Balance, Beginning of Period	Additions (Deductions)	Disposals	Reclassification	Effect of Exchange Rate Changes	Balance, End of Period
Cost
Land and land improvements	$1,541,128	$18,500	$-	$–	$(10,479)	$1,549,149
Buildings	172,872,550	17,169,279	(25,421)	–	(309,666)	189,706,742
Machinery and equipment	1,057,588,736	134,779,209	(913,840)	(682,004)	(907,517)	1,189,864,584
Office equipment	16,969,266	2,030,616	(356,399)	-	(34,136)	18,609,347
Leased asset	791,480	-	-	-	(13,142)	778,338

	1,249,763,160	$153,997,604	$(1,295,660)	$(682,004)	$(1,274,940)	1,400,508,160

Accumulated depreciation
Land and land improvements	355,555	$13,526	$-	$-	$(4,627)	364,454
Buildings	101,004,047	5,394,719	(23,160)	-	(152,469)	106,223,137
Machinery and equipment	762,774,355	53,074,414	(815,178)	(259,681)	(775,918)	813,997,992
Office equipment	11,820,728	870,836	(348,528)	-	(27,718)	12,315,318
Leased asset	297,535	20,068	-	-	(4,756)	312,847

	876,252,220	$59,373,563	$(1,186,866)	$(259,681)	$(965,488)	933,213,748

Advance payments and construction in progress	116,863,976	$(35,905,734)	$-	$(248)	$(103,541)	80,854,453

	$490,374,916					$548,148,865

	Six Months Ended June 30, 2011
	Balance, Beginning of Period	Additions	Disposals	Reclassification	Effect of Exchange Rate Changes	Balance, End of Period
Cost
Land and land improvements	$891,197	$652,011	$-	$-	$(41,580)	$1,501,628
Buildings	145,966,024	21,229,337	(11,175)	-	(703,142)	166,481,044
Machinery and equipment	913,155,252	103,468,002	(1,269,051)	(27,667)	(2,709,480)	1,012,617,056
Office equipment	14,856,582	1,547,909	(263,236)	(72,041)	(92,820)	15,976,394
Leased asset	701,552	-	-	-	(24,466)	677,086

	1,075,570,607	$126,897,259	$(1,543,462)	$(99,708)	$(3,571,488)	1,197,253,208

Accumulated depreciation
Land and land improvements	328,792	$13,262	$-	$-	$(17,453)	324,601
Buildings	90,472,703	4,948,164	(9,762)	-	(395,735)	95,015,370
Machinery and equipment	671,268,636	45,160,196	(1,199,592)	(15,678)	(2,600,763)	712,612,799
Office equipment	10,957,676	677,330	(262,389)	(13,563)	(79,126)	11,279,928
Leased asset	250,350	16,752	-	-	(8,807)	258,295

	773,278,157	$50,815,704	$(1,471,743)	$(29,241)	$(3,101,884)	819,490,993

Advance payments and construction in progress	86,151,573	$14,474,366	$(448,583)	$(4,798)	$(47,361)	100,125,197

	$388,444,023					$477,887,412

The Company entered into agreements to lease buildings that qualify as capital leases. The term of the leases is from December 2003 to November 2018.

As of June 30, 2012, future lease payments were as follows:

Year	Amount

2013	$27,448
2014	27,448
2015	27,448
2016	27,448
2017 and thereafter	767,973

$877,765

During the six months ended June 30, 2012, the Company capitalized the borrowing costs directly attributable to the acquisition or construction of property, plant and equipment. Information about capitalized interest was as follows:

Six Months Ended June 30, 2012

Capitalized interest	$ 6,442
Capitalization rates	1.08%-1.20%

14.	DEFERRED CHARGES, NET

	Six Months Ended June 30, 2012
	Balance, Beginning of Period	Additions	Amortization	Reclassification	Effect of Exchange Rate Changes	Balance, End of Period

Technology license fee	$1,682,892	$147,825	$(242,179)	$191,580	$(1,200)	$1,778,918
Software and system design costs	2,366,483	387,106	(558,088)	(57,190)	(241)	2,138,070
Patent and others	1,118,189	419,142	(288,619)	57,438	(1,684)	1,304,466

	$5,167,564	$954,073	$(1,088,886)	$191,828	$(3,125)	$5,221,454

	Six Months Ended June 30, 2011
	Balance, Beginning of Period	Additions	Amortization	Reclassification	Effect of Exchange Rate Changes	Balance, End of Period

Technology license fee	$2,455,348	$-	$(370,460)	$-	$(491)	$2,084,397
Software and system design costs	2,333,271	697,679	(584,553)	-	(188)	2,446,209
Patent and others	1,238,466	125,672	(200,457)	-	(3,425)	1,160,256

	$6,027,085	$823,351	$(1,155,470)	$-	$(4,104)	$5,690,862

15.	SHORT-TERM LOANS

	June 30
	2012	2011

Unsecured loans:
US$1,029,700 thousand, due by August 2012, and annual interest at 0.53%-0.77% in 2012; US$922,000 thousand and EUR158,350 thousand, due in July 2011, and annual interest at 0.35%-1.53% in 2011	$30,772,585	$33,140,881

16.	BONDS PAYABLE

	June 30
	2012	2011
Domestic unsecured bonds:
Issued in September 2011 and repayable in September 2016, 1.40% interest payable annually	$10,500,000	$-
Issued in September 2011 and repayable in September 2018, 1.63% interest payable annually	7,500,000	-
	(Continued)

	June 30
	2012	2011

Issued in January 2012 and repayable in January 2017, 1.29% interest payable annually	$10,000,000	$-
Issued in January 2012 and repayable in January 2019, 1.46% interest payable annually	7,000,000	-
Issued in January 2002 and repayable in January 2012, 3.00% interest payable annually	-	4,500,000

	35,000,000	4,500,000
Current portion	-	(4,500,000)

	$35,000,000	$-

		(Concluded	)

With the approval from the Financial Supervisory Commission (FSC), the Company issued domestic unsecured bonds in the amount of NT$18,900,000 thousand in August 2012.

17.	LONG-TERM BANK LOANS

	June 30
	2012	2011

Bank loans for working capital:
Repayable in full in one lump sum payment in June 2016, annual interest at 1.08%-1.09% in 2012 and 1.00% in 2011	$650,000	$500,000
Repayable in full in one lump sum payment in March 2014, annual interest at 1.16% in 2012 and 1.02%-1.14% in 2011	500,000	500,000
Repayable from July 2012 in 16 quarterly installments, annual interest at 1.21%-1.22% in 2012 and 1.11% in 2011	300,000	300,000
Repayable from September 2012 in 16 quarterly installments, annual interest at 1.21%-1.23% in 2012 and 1.13% in 2011	200,000	200,000

	1,650,000	1,500,000
Current portion	(125,000)	-

	$1,525,000	$1,500,000

Pursuant to the loan agreements, financial ratios calculated based on semi-annual and annual financial statements of Xintec must comply with predetermined financial covenants. As of June 30, 2012, Xintec was in compliance with all such financial covenants.

As of June 30, 2012, future principal repayments for the long-term bank loans were as follows:

Year of Repayment	Amount

2012 (3[r]d and 4th quarter)	$62,500
2013	125,000
2014	625,000
2015	125,000
2016	712,500

$1,650,000

18.	OTHER LONG-TERM PAYABLES

	June 30
	2012	2011

Payables for acquisition of property, plant and equipment (Note 29g)	$1,777,394	$5,975,328
Payables for technology transfer	149,425	-
Payables for royalties	-	982,215
Others	113,000	-

	2,039,819	6,957,543
Current portion (classified under accrued expenses and other current liabilities)	(1,926,049)	(3,916,796)

	$113,770	$3,040,747

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.

As of June 30, 2012, future payments for other long-term payables were as follows:

Year of Payment	Amount

2012 (3rd and 4th quarter)	$1,867,049
2013	88,885
2014	47,885
2015	18,000
2016	18,000

$2,039,819

19.	PENSION PLANS

The pension mechanism under the Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, TSMC, GUC, Xintec, Mutual-Pak, TSMC SSL and TSMC Solar have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Europe, TSMC Canada, TSMC Solar NA and TSMC Solar Europe GmbH are required by local regulations to make monthly contributions at certain percentages of the basic salary of their employees. Pursuant to the aforementioned Act and local regulations, the Company recognized pension costs of NT$666,655 thousand and NT$643,427 thousand for the six months ended June 30, 2012 and 2011, respectively.

TSMC, GUC, Xintec, TSMC SSL and TSMC Solar have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. The Company recognized pension costs of NT$145,524 thousand and NT$152,007 thousand for the six months ended June 30, 2012 and 2011, respectively.

Movements in the Funds and accrued pension cost under the defined benefit plans were summarized as follows:

	Six Months Ended June 30
	2012	2011
The Funds
Balance, beginning of period	$3,098,039	$2,888,852
Contributions	120,782	117,943
Interest	26,304	27,247
Payments	(10,791)	(3,833)

Balance, end of period	$3,234,334	$3,030,209

Accrued pension cost
Balance, beginning of period	$3,908,508	$3,812,351
Accruals	21,930	35,099

Balance, end of period	$3,930,438	$3,847,450

20.	INCOME TAX

a.	A reconciliation of income tax expense based on “income before income tax” at the statutory rates and income tax currently payable was as follows:

	Six Months Ended June 30
	2012	2011

Income tax expense based on “income before income tax” at statutory rates	$15,719,553	$14,251,401
Tax effect of the following:
Tax-exempt income	(5,665,962)	(7,473,169)
Temporary and permanent differences	(1,100,218)	(1,167,458)
Additional income tax under the Alternative Minimum Tax Act	-	102,078
Additional tax at 10% on unappropriated earnings	4,193,497	6,293,384
Net operating loss carryforwards used	(264,763)	(280,030)
Investment tax credits used	(6,451,535)	(5,808,363)

Income tax currently payable	$6,430,572	$5,917,843

b.	Income tax expense consisted of the following:

	Six Months Ended June 30
	2012	2011

Income tax currently payable	$6,430,572	$5,917,843
Income tax adjustments on prior years	48,049	468,261
Other income tax adjustments	38,284	112,079
Net change in deferred income tax assets
Investment tax credits	5,217,897	2,881,494
Net operating loss carryforwards	(41,054)	267,497
Temporary differences	(157,952)	305,770
Valuation allowance	(5,091,854)	(3,041,116)

Income tax expense	$6,443,942	$6,911,828

c.	Net deferred income tax assets consisted of the following:

	June 30
	2012	2011

Current deferred income tax assets
Investment tax credits	$1,212,865	$642,258
Temporary differences
Allowance for sales returns and others	649,957	501,163
Unrealized gain/loss on financial instruments	455,097	44,719
Others	508,531	241,675
Valuation allowance	(21,381)	(256,333)

	$2,805,069	$1,173,482

Noncurrent deferred income tax assets
Investment tax credits	$13,882,587	$19,094,481
Net operating loss carryforwards	2,500,898	2,327,943
Temporary differences
Depreciation	1,584,460	2,057,063
Others	736,928	568,399
Valuation allowance	(8,360,472)	(12,955,838)

	$10,344,401	$11,092,048

Under the Article 10 of the Statute for Industrial Innovation (SII) legislated, effective in May 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that year. This incentive is retroactive to January 1, 2010 and effective until December 31, 2019.

As of June 30, 2012, the net operating loss carryforwards generated by WaferTech, Xintec, Mutual-Pak, TSMC SSL and TSMC Solar would expire on various dates through 2023.

d.	Integrated income tax information:

The balance of the imputation credit account of TSMC as of June 30, 2012 and 2011 was NT$14,283,587 thousand and NT$8,826,775 thousand, respectively.

The estimated and actual creditable ratios for distribution of TSMC’s earnings of 2011 and 2010 were 6.69% and 4.96%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

e.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

f.	As of June 30, 2012, investment tax credits of TSMC, Xintec, Mutual-Pak and TSMC SSL consisted of the following:

Law/Statute	Item	Total Creditable Amount	Remaining Creditable Amount	Expiry Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$6,961	$6,961	2012
		6,520,596	6,520,596	2013
		7,045,590	7,045,590	2014
		505,215	505,215	2015

		$14,078,362	$14,078,362

Statute for Upgrading Industries	Research and development expenditures	$1,179,808	$23,950	2012
		5,020,041	976,004	2013

		$6,199,849	$999,954

Statute for Upgrading	Personnel training expenditures	$17,406	$15	2012
Industries		17,121	17,121	2013

		$34,527	$17,136

Statute for Industrial Innovation	Research and development expenditures	$1,234,249	$-	2012

g.	The profits generated from the following projects of TSMC and Xintec are exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2004 by TSMC	2008 to 2012
Construction and expansion of 2005 by TSMC	2010 to 2014
Construction and expansion of 2006 by TSMC	2011 to 2015
Construction and expansion of 2003 and 2006 by Xintec	2010 to 2014

h.	The tax authorities have examined income tax returns of TSMC through 2008. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

21.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Six Months Ended June 30, 2012
	Classified as Cost of Sales	Classified as Operating Expenses	Total

Labor cost
Salary and bonus	$14,532,925	$10,939,906	$25,472,831
Labor and health insurance	717,265	532,843	1,250,108
Pension	489,702	322,477	812,179
Meal	359,762	153,830	513,592

(Continued)

	Six Months Ended June 30, 2012
	Classified as Cost of Sales	Classified as Operating Expenses	Total

Welfare	$376,743	$142,441	$519,184
Others	45,475	152,069	197,544

	$16,521,872	$12,243,566	$28,765,438

Depreciation	$54,111,631	$5,261,932	$59,373,563

Amortization	$680,233	$408,653	$1,088,886

			(Concluded	)

	Six Months Ended June 30, 2011
	Classified as Cost of Sales	Classified as Operating Expenses	Total

Labor cost
Salary and bonus	$13,846,708	$10,520,519	$24,367,227
Labor and health insurance	670,741	452,636	1,123,377
Pension	484,645	310,789	795,434
Meal	362,150	143,733	505,883
Welfare	354,792	133,363	488,155
Others	48,087	137,778	185,865

	$15,767,123	$11,698,818	$27,465,941

Depreciation	$47,447,398	$3,361,906	$50,809,304

Amortization	$688,981	$466,489	$1,155,470

22.	SHAREHOLDERS’ EQUITY

As of June 30, 2012, 1,091,702 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,458,511 thousand (one ADS represents five common shares).

Capital surplus can be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of TSMC’s paid-in capital. In addition, the capital surplus from long-term investments may not be used for any purpose. However, according to the revised Company Law, effective January 2012, the aforementioned capital surplus generated from donations and the excess of the issuance price over the par value of capital stock can also be used to distribute cash in proportion to original shareholders’ holding.

Capital surplus consisted of the following:

	June 30
	2012	2011

Additional paid-in capital	$23,869,088	$23,718,218
From merger	22,804,510	22,805,390
From convertible bonds	8,892,847	8,893,190
From long-term investments	458,649	385,534
Donations	55	55

	$56,025,149	$55,802,387

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.

Bonus to directors and profit sharing to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

TSMC accrued profit sharing to employees based on certain percentage of net income during the period, which amounted to NT$5,043,952 thousand and NT$4,873,630 thousand for the six months ended June 30, 2012 and 2011, respectively. Bonuses to directors were expensed based on estimated amount of payment. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

TSMC no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

According to the revised Company Law, effective January 2012, the appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2011 and 2010 had been approved in the TSMC’s shareholders’ meetings held on June 12, 2012 and June 9, 2011, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2011	For Fiscal Year 2010	For Fiscal Year 2011	For Fiscal Year 2010

Legal capital reserve	$13,420,128	$16,160,501
Special capital reserve	1,172,350	5,120,827
Cash dividends to shareholders	77,748,668	77,730,236	$3.00	$3.00

	$92,341,146	$99,011,564

TSMC’s profit sharing to employees and bonus to directors in the amounts of NT$8,990,026 thousand and NT$62,324 thousand in cash for 2011, respectively, and profit sharing to employees and bonus to directors in the amounts of NT$10,908,338 thousand and NT$51,131 thousand in cash for 2010, respectively, had been approved in the shareholders’ meeting held on June 12, 2012 and June 9, 2011, respectively. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 14, 2012 and February 15, 2011 and same amount had been charged against earnings of 2011 and 2010, respectively.

The information about the appropriations of TSMC’s profit sharing to employees and bonus to directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

23.	STOCK-BASED COMPENSATION PLANS

a.	Under Intrinsic Value Method

TSMC’s Employee Stock Option Plans, consisting of the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share of TSMC when exercised. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TWSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of June 30, 2012.

Information about TSMC’s outstanding options for the six months ended June 30, 2012 and 2011 was as follows:

	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

Six months ended June 30, 2012

Balance, beginning of period	14,293	$32.1
Options exercised	(4,487)	31.1

Balance, end of period	9,806	32.6

Six months ended June 30, 2011

Balance, beginning of period	21,437	$31.4
Options exercised	(4,205)	31.2

Balance, end of period	17,232	31.6

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

As of June 30, 2012, information about TSMC’s outstanding options was as follows:

	Options Outstanding
Range of Exercise Price (NT$)	Number of Options (In Thousands)	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price (NT$)

$20.9-$29.3	6,907	0.8	$27.0
38.0-50.1	2,899	2.5	45.8

	9,806	1.3	32.6

As of June 30, 2012, all of the above outstanding options were exercisable.

Xintec’s Employee Stock Option Plans, consisting of the Xintec 2007 Plan and Xintec 2006 Plan, were approved by the SFB on June 26, 2007 and July 3, 2006, respectively. The maximum number of options authorized to be granted under the Xintec 2007 Plan and Xintec 2006 Plan was 6,000 thousand each, with each option eligible to subscribe for one common share of Xintec when exercised. The options may be granted to qualified employees of Xintec or any of its subsidiaries. The options of Xintec 2007 Plan and Xintec 2006 Plan are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about Xintec’s outstanding options for the six months ended June 30, 2012 and 2011 was as follows:

		Weighted-
	Number of	average
	Options	Exercise
	(In Thousands)	Price (NT$)

Six months ended June 30, 2012

Balance, beginning of period	825	$15.1
Options exercised	(235)	17.1
Options canceled	(7)	17.5

Balance, end of period	583	14.3

Six months ended June 30, 2011

Balance, beginning of period	1,832	$15.1
Options exercised	(782)	14.2
Options canceled	(26)	17.0

Balance, end of period	1,024	15.8

The exercise prices have been adjusted to reflect the distribution of earnings by Xintec in accordance with the plans.

As of June 30, 2012, information about Xintec’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (In	Contractual	Price	Options (In	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)

$10.9-$12.7	214	4.2	$ 10.9	211	$ 10.9
14.9- 18.8	369	5.2	16.3	369	16.3

	583	4.8	14.3	580	14.3

No compensation cost was recognized under the intrinsic value method for the six months ended June 30, 2012 and 2011. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the valuation assumptions at the various grant dates and pro forma results of the Company for the six months ended June 30, 2012 and 2011 would have been as follows:

	TSMC	Xintec

Valuation assumptions:
Expected dividend yield	1.00%- 3.44%	0.80%
Expected volatility	43.77%- 46.15%	31.79%- 47.42%
Risk free interest rate	3.07%- 3.85%	1.88%- 2.45%
Expected life	5 years	3 years

	Six Months Ended June 30
	2012	2011

Net income attributable to shareholders of the parent:
As reported	$75,286,804	$72,228,107
Pro forma	75,234,634	72,182,896

Earnings per share (EPS) - after income tax (NT$):
Basic EPS as reported	$2.90	$2.79
Pro forma basic EPS	2.90	2.79
Diluted EPS as reported	2.90	2.79
Pro forma diluted EPS	2.90	2.78

b.	Under Fair Value Method

The Board of Directors of TSMC SSL and TSMC Solar resolved on November 21, 2011 to issue new shares for cash and reserved 17,175 thousand shares and 12,341 thousand shares, respectively, for their employees to subscribe to, according to the Company Law. The aforementioned shares were fully vested on the grant date.

Information about TSMC SSL’s and TSMC Solar’s employee stock options related to the aforementioned new shares issued was as follows:

	TSMC SSL		TSMC Solar
		Weighted-		Weighted-
	Number of	average	Number of	average
	Options	Exercise	Options	Exercise
	(In Thousands)	Price (NT$)	(In Thousands)	Price (NT$)

Six months ended June 30, 2012

Balance, beginning of period	-	$-	-	$-
Options granted	17,175	10.0	12,341	10.0
Options exercised	(17,175)	10.0	(12,341)	10.0

Balance, end of period	-	-	-	-

The grant date of aforementioned stock options was January 9, 2012. TSMC SSL and TSMC Solar used the Black-Scholes model to determine the fair value of the options. The valuation assumptions were as follows:

	TSMC SSL	TSMC Solar

Valuation assumptions:
Stock price on grant date (NT$/share)	$8.9	$9.0
Exercise price (NT$/share)	$10.0	$10.0
Expected volatility	40.32%	40.32%
Expected life	40 days	40 days
Risk free interest rate	0.76%	0.76%

The stock price on grant date was determined based on the cost approach. The expected volatility was calculated using the historical rate of return based on the TWSE Optoelectronic Index.

The fair value of the aforementioned stock option was close to nil, and accordingly, no compensation cost was recognized.

Xintec’s Employee Stock Option Plan, Xintec 2011 Plan, was approved by the SFB on January 10, 2012. The maximum number of options authorized to be granted under the Xintec 2011 Plan was 6,000 thousand, with each option eligible to subscribe for one common share of Xintec when exercised. The options may be granted to qualified employees of Xintec or any of its subsidiaries. The options of Xintec 2011 Plan are valid for five years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

		Weighted-
	Number of	average
	Options	Exercise
	(In Thousands)	Price (NT$)

Six months ended June 30, 2012

Balance, beginning of period	-	$-
Options granted	6,000	22.3

Balance, end of period	6,000	22.3

The exercise prices have been adjusted to reflect the distribution of earnings by Xintec in accordance with the plan.

As of June 30, 2012, information about the outstanding and exercisable options of Xintec 2011 Plan was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (In	Contractual	Price	Options (In	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)

$ 22.3	6,000	4.96	$ 22.3	-	$ -

The grant date of Xintec 2011 Plan was June 14, 2012. Xintec used the Black-Scholes model to determine the fair value of the option. The valuation assumptions were as follow:

Xintec

Valuation assumptions:
Stock price on grant date (NT$/share)	$19.42
Exercise price (NT$/share)	$22.30
Expected volatility	43.73%
Expected life	3.875 years
Expected dividend yield	-
Risk free interest rate	0.96%

The stock price on grant date was determined based on the market approach. The expected volatility was calculated based on the historical stock prices of the comparative companies of Xintec.

For the six months ended June 30, 2012, Xintec recognized compensation cost of the above stock option in the amount of NT$397 thousand.

24.	EARNINGS PER SHARE

EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(In Thousands)	Tax	Tax

Six months ended June 30, 2012

Basic EPS
Earnings available to common shareholders of the parent	$81,748,954	$75,286,804	25,919,175	$3.15	$2.90

Effect of dilutive potential common shares	-	-	7,329

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$81,748,954	$75,286,804	25,926,504	$3.15	$2.90

Six months ended June 30, 2011

Basic EPS
Earnings available to common shareholders of the parent	$79,101,956	$72,228,107	25,913,396	$3.05	$2.79

Effect of dilutive potential common shares	-	-	10,165

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$79,101,956	$72,228,107	25,923,561	$3.05	$2.79

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of profit sharing to employees are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been considered for the effect of retrospective adjustments. This adjustment caused each of the basic and diluted after income tax EPS for the six months ended June 30, 2011 to remain at NT$2.79.

25.	DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	June 30
	2012		2011
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$23,734	$23,734	$19,781	$19,781
Available-for-sale financial assets	2,477,046	2,477,046	5,208,149	5,208,149
Held-to-maturity financial assets	8,126,699	8,148,907	10,235,841	10,335,290
Financial assets carried at cost	4,084,014	-	4,176,134	-

(Continued)

	June 30
	2012		2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities
Financial liabilities at fair value through profit or loss	$35,166	$35,166	$15,052	$15,052
Hedging derivative financial liabilities	69	69	448	448
Bonds payable (including current portion)	35,000,000	35,278,868	4,500,000	4,528,220
Long-term bank loans (including current portion)	1,650,000	1,650,000	1,500,000	1,500,000
Other long-term payables (including current portion)	2,039,819	2,039,819	6,957,543	6,957,543
Obligations under capital leases (including current portion)	758,006	758,006	670,865	670,865

(Concluded)

b.	Methods and assumptions used in the estimation of fair values of financial instruments

1)

The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, short-term loans, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	The fair values of those derivatives are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Financial assets carried at cost have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

5)	Fair value of bonds payable was based on their quoted market price.

6)	Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present value of expected cash flows, which approximate their carrying amounts.

c.

Valuation gains (losses) arising from changes in fair value of derivatives contracts determined using valuation techniques were recognized as a net loss of NT$11,432 thousand and a net gain of NT$4,729 thousand for the six months ended June 30, 2012 and 2011, respectively.

d.

As of June 30, 2012 and 2011, financial assets exposed to fair value interest rate risk were NT$8,150,942 thousand and NT$10,716,092 thousand, respectively; financial liabilities exposed to fair value interest rate risk were NT$68,343,151 thousand and NT$44,302,126 thousand, respectively; and financial liabilities exposed to cash flow interest rate risk were NT$1,650,069 thousand and NT$1,500,448 thousand, respectively.

e.	Movements of the unrealized gains or losses on financial instruments for the six months ended June 30, 2012 and 2011 were as follows:

	Six Months Ended June 30, 2012
	From Available-for- sale Financial Assets	Equity Method Investments	Gain (Loss) on Cash Flow Hedges	Total

Balance, beginning of period	$(1,155,091)	$(17,671)	$(93)	$(1,172,855)
Recognized directly in shareholders’ equity	(479,239)	(8,130)	(7)	(487,376)
Removed from shareholders’ equity and recognized in earnings	1,994,810	-	72	1,994,882

Balance, end of period	$360,480	$(25,801)	$(28)	$334,651

	Six Months Ended June 30, 2011
	From Available-for- sale Financial Assets	Equity Method Investments	Gain (Loss) on Cash Flow Hedges	Total

Balance, beginning of period	$86,158	$23,462	$(331)	$109,289
Recognized directly in shareholders’ equity	183,830	(17,419)	(19)	166,392
Removed from shareholders’ equity and recognized in earnings	(87,942)	-	169	(87,773)

Balance, end of period	$182,046	$6,043	$(181)	$187,908

f.	Information about financial risks

1)

Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the market exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market exchange rate risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities and publicly traded stocks; therefore, the fluctuations in market interest rates and market prices will result in changes in fair values of these debt securities and the fluctuations in market prices will result in changes in fair values of publicly traded stocks.

2)

Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The Company evaluated whether the financial instruments for any possible counter-parties or third-parties are reputable financial institutions, business enterprises and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk was not significant.

3)

Liquidity risk. The Company has sufficient operating capital and bank facilities to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4)

Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates. The long-term bank loans were floating-rate loans; therefore, changes in the market interest rates will result in changes in the interest rate of the long-term bank loans, which will affect future cash flows.

g.	The Company seeks to reduce the effects of future cash flow related interest rate changes by primarily using derivative financial instruments.

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. Information about outstanding interest rate swap contract consisted of the following:

Hedged Item	Hedging Financial Instrument	Fair Value	Expected Cash Flow Generated Period	Expected Timing for the Recognition of Gains or Losses from Hedge

June 30, 2012

Long-term bank loans	Interest rate swap contract	$(69)	2012	2012

June 30, 2011

Long-term bank loans	Interest rate swap contract	(448)	2011 to 2012	2011 to 2012

26.	RELATED PARTY TRANSACTIONS

Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:

a.	Investees of TSMC

GUC (prior to July 2011, GUC was a subsidiary. Since July 2011, GUC is accounted for using the equity method.)

VIS (accounted for using the equity method)

SSMC (accounted for using the equity method)

b.	Indirect investees

Motech (accounted for using the equity method)

VisEra Technology Company, Ltd. (VisEra) (accounted for using the equity method)

VisEra Holding (accounted for using the equity method)

Mcube (accounted for using the equity method)

c.	Others

Related parties over which the Company has significant influence but with which the Company had no material transactions.

	2012		2011
	Amount	%	Amount	%

For the six months ended June 30

Sales
GUC	$2,498,080	1	$-	-
VIS	108,250	-	157,325	-
Mcube	29,475	-	2,155	-
Others	2,530	-	6,746	-

	$2,638,335	1	$166,226	-

Purchases
VIS	$1,960,314	2	$2,849,371	2
SSMC	1,804,215	1	1,994,243	2
Others	-	-	124,673	-

	$3,764,529	3	$4,968,287	4

Manufacturing expenses
VisEra (primarily outsourcing and rent)	$9,604	-	$39,862	-
VIS (rent)	1,295	-	5,902	-

	$10,899	-	$45,764	-

Research and development expenses
VisEra	$4,461	-	$12,927	-
VIS (rent)	-	-	1,984	-

	$4,461	-	$14,911	-

Sales of property, plant and equipment and other assets
VisEra	$9,000	8	$-	-
VIS	-	-	36,008	7

	$9,000	8	$36,008	7

Purchase of property, plant and equipment and other assets
GUC	$4,137	-	$-	-
VisEra	1,224	-	11,110	-

	$5,361	-	$11,110	-

Non-operating income and gains
VIS (primarily technical service income)	$123,870	4	$124,055	4
SSMC (primarily technical service income)	106,258	3	96,992	3
Others	2,336	-	700	-

	$232,464	7	$221,747	7

	2012		2011
	Amount	%	Amount	%
As of June 30

Receivables
GUC	$827,382	99	$-	-
Mcube	9,189	1	-	-
VisEra	667	-	2,367	100
Others	7	-	-	-

	$837,245	100	$2,367	100

Other receivables
VIS	$503,976	51	$514,992	51
VisEra Holding	411,193	42	-	-
SSMC	66,094	7	47,445	5
Motech	-	-	436,600	44
Others	-	-	735	-

	$981,263	100	$999,772	100

Refundable deposits
VIS	$5,813	-	$-	-
Others	4	-	-	-

	$5,817	-	$-	-

Payables
VIS	$949,832	73	$1,088,627	70
SSMC	355,721	27	440,314	29
Others	4,413	-	13,070	1

	$1,309,966	100	$1,542,011	100

Deferred credits
VisEra	$1,064	-	$-	-

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

The Company leased certain office space and facilities from VIS. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under research and development expenses and manufacturing expenses.

The Company leased certain factory building from VisEra. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under manufacturing expenses. The lease expired in June 2011.

27.	PLEDGED OR MORTGAGED ASSETS

The Company provided certain assets as collateral mainly for long-term bank loans, land lease agreements and customs duty guarantee, which were as follows:

	June 30
	2012	2011

Other financial assets	$120,523	$115,728
Other assets	-	20,000

	$120,523	$135,728

28.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land, factory and office premises from the Science Park Administration and Jhongli Industrial Park Service Center. These operating leases expire on various dates from August 2012 to May 2032 and can be renewed upon expiration.

The Company entered into lease agreements for its office premises and certain office equipment located in the United States, Japan, Shanghai and Taiwan. These operating leases expire between 2012 and 2020 and can be renewed upon expiration.

As of June 30, 2012, future lease payments were as follows:

Year	Amount

2012 (3rd and 4th quarter)	$321,521
2013	606,257
2014	576,416
2015	566,170
2016	554,595
2017 and thereafter	4,009,261

$6,634,220

29.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

Significant commitments and contingencies of the Company as of June 30, 2012, excluding those disclosed in other notes, were as follows:

a.

Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.

Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of June 30, 2012, TSMC had a total of US$6,812 thousand of guarantee deposits.

c.

Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.

In August 2006, TSMC filed a lawsuit against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referred to as “SMIC”) in the Superior Court of California for Alameda County for breach of a 2005 agreement that settled an earlier trade secret misappropriation and patent infringement litigation between the parties, as well as for trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against TSMC in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. On June 10, 2009, the Beijing People’s High Court ruled in favor of TSMC and dismissed SMIC’s lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC’s trade secrets. TSMC has subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment). TSMC has received the approval from the Investment Commission of Ministry of Economic Affairs and acquired the above mentioned common shares in July 2010, which are recorded within available for sale financial assets, and obtained the subsequent cash settlement income in accordance with the agreement.

e.

In June 2010, Keranos, LLC. filed a lawsuit in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. These two litigations have been consolidated into a single case in the U.S. District Court for the Eastern District of Texas. The outcome cannot be determined at this time.

f.

In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of allegedly infringing several U.S. patents. This litigation is in its very early stages and therefore the outcome of the case cannot be determined at this time.

g.

TSMC entered into an agreement with a counterparty in 2003 whereby TSMC China is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC China is obligated to compensate the counterparty for the loss incurred. The property, plant and equipment have been in use by TSMC China since 2004 and are being depreciated over their estimated service lives. The related obligation totaled NT$1,777,394 thousand and NT$5,975,328 thousand as of June 30, 2012 and 2011, respectively, which is included in other long-term payables.

h.	Amounts available under unused letters of credit as of June 30, 2012 were NT$96,002 thousand.

30.	SIGNIFICANT SUBSEQUENT EVENTS

TSMC joined the Customer Co-Investment Program of ASML Holding N.V. (ASML) and entered into the investment agreement on August 5, 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. The above agreement is subject to the shareholders’ approval at an Extraordinary General Meeting of ASML and relevant government regulatory approvals. Both parties also signed the research and development funding agreement and TSMC will provide EUR277,000 thousand to ASML’s research and development programs from 2013 to 2017.

31.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	June 30
	2012		2011
	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Foreign Currencies (In Thousands)	Exchange Rate (Note)

Financial assets

Monetary items
USD	$4,479,936	29.880-29.885	$3,984,167	28.725-28.769
EUR	160,421	37.56-37.73	139,196	41.63-41.78
JPY	29,478,683	0.3754-0.3776	38,123,143	0.3573-0.3584
RMB	334,695	4.73	194,555	4.45-4.47
Non-monetary items
USD	139,082	29.885	142,891	28.725-28.769
HKD	456,321	3.85	1,127,381	3.70
Investments accounted for using equity method
USD	284,093	29.885	272,316	28.769

Financial liabilities

Monetary items
USD	2,140,675	29.880-29.885	1,986,821	28.725-28.769
EUR	174,960	37.56-37.73	217,916	41.63-41.78
JPY	44,485,239	0.3754-0.3776	39,321,181	0.3573-0.3584
RMB	214,203	4.73	364,729	4.45-4.47

Note:	Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

32.	PRE-DISCLOSURE OF THE ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

According to the Rule No. 0990004943 issued by the FSC on February 2, 2010, the Company is required to provide pre-disclosure regarding the adoption of the International Financial Reporting Standards (IFRSs) in the consolidated financial statements as follows.

a.

On May 14, 2009, the FSC announced the roadmap of IFRSs adoption for R.O.C. companies. Accordingly, starting 2013, companies with shares listed on the TWSE or traded on the Taiwan GreTai Securities Market or Emerging Stock Market should prepare the consolidated financial statements in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the IFRSs, International Accounting Standards (IASs), interpretations as well as related guidance translated by Accounting Research and Development Foundation (ARDF) and issued by the FSC. To comply with the aforementioned amendments, the Company established a taskforce to monitor and execute the IFRSs adoption plan. The important plan items, responsible divisions and plan progress are listed as follows.

Plan Item	Responsible Division	Plan Progress

1) Establish the IFRSs taskforce	Accounting division	Finished

2) Complete the identification of GAAP differences and impact	Accounting division, finance division and employee benefit and payroll section	Finished

3) Complete the identification of consolidated entities under IFRSs	Accounting division	Finished

4) Evaluate potential effect to business operations	Accounting division, finance division, employee benefit and payroll section and business system integration division	Finished

5) Complete the preliminary evaluation of resources and budget needed for IFRSs adoption	Accounting division and business system integration division	Finished

6) Set up a work plan for IFRSs adoption	Accounting division and business system integration division	Finished

7) Personnel training	Accounting division	Finished

8) Determine IFRSs accounting policies	Accounting division, finance division and employee benefit and payroll section	Finished

9) Develop financial statement template under IFRSs	Accounting division and finance division	Finished

(Continued)

Plan Item	Responsible Division	Plan Progress

10) Complete evaluation, configuration and testing of the IT systems	Accounting division and business system integration division	Finished

11) Communicate with related departments on the impact of IFRSs adoption	Accounting division	Finished

12) Complete the preparation of opening balance sheet under IFRSs	Accounting division	Finished

13) Complete modification to the relevant internal controls	Accounting division and internal audit division	In progress according to the plan

14) Prepare comparative financial information under IFRSs for 2012	Accounting division and finance division	In progress according to the plan

(Concluded)

b.	Exemptions from IFRS 1

IFRS 1, “First-time Adoption of International Financial Reporting Standards,” establishes the procedures for the Company’s first consolidated financial statements prepared in accordance with IFRSs. According to IFRS 1, the Company is required to determine the accounting policies under IFRSs and retrospectively apply to those accounting policies in its opening balance sheet at the date of transition to IFRSs (January 1, 2012; the transition date); except for optional exemptions and mandatory exceptions to such retrospective application provided under IFRS 1. The main optional exemptions the Company adopted are summarized as follows:

1)

Business combinations. The Company elected not to apply IFRS 3, “Business Combinations,” retrospectively to business combinations occurred before January 1, 2012. Therefore, in the opening balance sheet, the amount of goodwill generated from past business combinations remains the same compared with the one under R.O.C. GAAP as of December 31, 2011.

2)

Employee benefits. The Company elected to recognize all cumulative actuarial gains and losses in retained earnings as of January 1, 2012. In addition, the Company elected to apply the exemption disclosure requirement provided by IFRS 1, in which the amounts of present value of defined benefit obligations, the fair value of plan assets, the surplus or deficit in the plan and the experience adjustments are determined for each accounting period prospectively from the transition date.

3)

Share-based payment. The Company elected to take the optional exemption from applying IFRS 2, “Share-based Payment,” retrospectively for the shared-based payment transactions granted and vested before January 1, 2012.

c.	As of June 30, 2012, based on the Company’s assessment, the significant differences between the Company’s current accounting policies under R.O.C. GAAP and the ones under IFRSs are stated as follows:

1)	Reconciliation of consolidated balance sheet as of January 1, 2012

		Effect of Transition to IFRSs
		Recognition and
R.O.C. GAAP		Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Current assets
Cash and cash equivalents	$143,472,277	$-	$-	$143,472,277	Cash and cash equivalents
Financial assets at fair value through profit or loss	15,360	-	-	15,360	Financial assets at fair value through profit or loss
Available-for-sale financial assets	3,308,770	-	-	3,308,770	Available-for-sale financial assets
Held-to-maturity financial assets	3,825,680	-	-	3,825,680	Held-to-maturity financial assets
Receivables from related parties	185,764	-	-	185,764	Receivables from related parties
Notes and accounts receivable	46,321,240	-	(490,952)	45,830,288	Notes and accounts receivable
Allowance for doubtful receivables	(490,952)	-	490,952	-	-
Allowance for sales returns and others	(5,068,263)	-	5,068,263	-	-	a)
Other receivables from related parties	122,292	-	-	122,292	Other receivables from related parties
Other financial assets	617,142	-	-	617,142	Other receivables
Inventories	24,840,582	-	-	24,840,582	Inventories
Deferred income tax assets	5,936,490	-	(5,936,490)	-	-	b)
Prepaid expenses and other current assets	2,174,014	-	-	2,174,014	Other current asset

Total current assets	225,260,396	-	(868,227)	224,392,169	Total current assets

Long-term investments
Investments accounted for using equity method	24,900,332	(13,401)	-	24,886,931	Investments accounted for using equity method	e)
Held-to-maturity financial assets	5,243,167	-	-	5,243,167	Held-to-maturity financial assets
Financial assets carried at cost	4,315,005	-	-	4,315,005	Financial assets carried at cost

Total long-term investments	34,458,504	(13,401)	-	34,445,103	Total long-term investments

Net property, plant and equipment	490,374,916	-	47,237	490,422,153	Property, plant and equipment	c)

Intangible assets	10,861,563	-	-	10,861,563	Intangible assets

Other assets
Deferred income tax assets	7,436,717	231,011	5,936,490	13,604,218	Deferred income tax assets	b), d)
Refundable deposits	4,518,863	-	-	4,518,863	Refundable deposits
Others	1,353,983	-	(47,237)	1,306,746	Others	c)

Total other assets	13,309,563	231,011	5,889,253	19,429,827	Total other assets

Total	$774,264,942	$217,610	$5,068,263	$779,550,815	Total

Current liabilities
Short-term loans	$25,926,528	$-	$-	$25,926,528	Short-term loans
Financial liabilities at fair value through profit or loss	13,742	-	-	13,742	Financial liabilities at fair value through profit or loss
Hedging derivative financial liabilities	232	-	-	232	Hedging derivative financial liabilities
Accounts payable	10,530,487	-	-	10,530,487	Accounts payable
Payables to related parties	1,328,521	-	-	1,328,521	Payables to related parties
Income tax payable	10,656,124	-	-	10,656,124	Income tax payable
Salary and bonus payable	6,148,499	-	-	6,148,499	Salary and bonus payable
Accrued profit sharing to employees and bonus to directors and supervisors	9,081,293	-	-	9,081,293	Accrued profit sharing to employees and bonus to directors and supervisors
Payables to contractors and equipment suppliers	35,540,526	-	-	35,540,526	Payables to contractors and equipment suppliers
Accrued expenses and other current liabilities	13,218,235	-	-	13,218,235	Accrued expenses and other current liabilities

(Continued)

		Effect of Transition to IFRSs
		Recognition and
R.O.C. GAAP		Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Current portion of bonds payable and long-term bank loans	$4,562,500	$-	$-	$4,562,500	Current portion of bonds payable and long-term bank loans
-	-	-	5,068,263	5,068,263	Provisions	a)

Total current liabilities	117,006,687	-	5,068,263	122,074,950	Total current liabilities

Long-term liabilities
Bonds payable	18,000,000	-	-	18,000,000	Bonds payable
Long-term bank loans	1,587,500	-	-	1,587,500	Long-term bank loans
Obligations under capital leases	870,993	-	-	870,993	Obligations under capital leases

Total long-term liabilities	20,458,493	-	-	20,458,493	Total long-term liabilities

Other liabilities
Accrued pension cost	3,908,508	2,332,516	-	6,241,024	Accrued pension cost	d)
Guarantee deposits	443,983	-	-	443,983	Guarantee deposits
-	-	-	2,889	2,889	Provisions
Others	403,720	-	(2,889)	400,831	Others

Total other liabilities	4,756,211	2,332,516	-	7,088,727	Total other liabilities

Total liabilities	142,221,391	2,332,516	5,068,263	149,622,170	Total liabilities

Equity attributable to shareholders of the parent
Capital stock	259,162,226	-	-	259,162,226	Capital stock

Capital surplus	55,846,357	(374,695)	-	55,471,662	Capital surplus	e)

Retained earnings					Retained earnings
Appropriated as legal capital reserve	102,399,995	-	-	102,399,995	Appropriated as legal capital reserve
Appropriated as special capital reserve	6,433,874	-	-	6,433,874	Appropriated as special capital reserve
Unappropriated earnings	213,357,286	(1,726,828)	-	211,630,458	Unappropriated earnings	d), e)

	322,191,155	(1,726,828)	-	320,464,327

Others
Cumulative translation adjustments	(6,433,369)	5	-	(6,433,364)	Foreign currency translation reserve	e)
Unrealized gain (loss) on financial instruments	(1,172,855)	-	93	(1,172,762)	Unrealized gain (loss) from available-for-sales financial assets
-	-	-	(93)	(93)	Cash flow hedging reserve

	(7,606,224)	5	-	(7,606,219)

Equity attributable to shareholders of the parent	629,593,514	(2,101,518)	-	627,491,996	Equity attributable to shareholders of the parent
Minority interests	2,450,037	(13,388)	-	2,436,649	Noncontrolling interests

Total shareholders’ equity	632,043,551	(2,114,906)	-	629,928,645	Total shareholders’ equity

Total	$774,264,942	$217,610	$5,068,263	$779,550,815	Total

(Concluded)

2)	Reconciliation of consolidated balance sheet as of June 30, 2012

		Effect of Transition to IFRSs
		Recognition and
R.O.C. GAAP		Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Current assets
Cash and cash equivalents	$178,440,559	$-	$-	$178,440,559	Cash and cash equivalents
Financial assets at fair value through profit or loss	23,734	-	-	23,734	Financial assets at fair value through profit or loss
Available-for-sale financial assets	2,477,046	-	-	2,477,046	Available-for-sale financial assets
Held-to-maturity financial assets	7,424,976	-	-	7,424,976	Held-to-maturity financial assets
Receivables from related parties	837,245	-	-	837,245	Receivables from related parties
Notes and accounts receivable	61,101,346	-	(490,914)	60,610,432	Notes and accounts receivable
Allowance for doubtful receivables	(490,914)	-	490,914	-	-
Allowance for sales returns and others	(6,508,185)	-	6,508,185	-	-	a)
Other receivables from related parties	981,263	-	-	981,263	Other receivables from related parties
Other financial assets	603,940	-	-	603,940	Other receivables

(Continued)

		Effect of Transition to IFRSs				Note
		Recognition and Measurement Difference	Presentation Difference
R.O.C. GAAP				IFRSs
Item	Amount			Amount	Item

Inventories	$30,780,466	$-	$-	$30,780,466	Inventories
Deferred income tax assets	2,805,069	-	(2,805,069)	-	-	b)
Prepaid expenses and other current assets	2,404,358	-	-	2,404,358	Other current assets

Total current assets	280,880,903	-	3,703,116	284,584,019	Total current assets

Long-term investments
Investments accounted for using equity method	23,372,224	(51,594)	-	23,320,630	Investments accounted for using equity method	e)
Held-to-maturity financial assets	701,723	-	-	701,723	Held-to-maturity financial assets
Financial assets carried at cost	4,084,014	-	-	4,084,014	Financial assets carried at cost

Total long-term investments	28,157,961	(51,594)	-	28,106,367	Total long-term investments

Net property, plant and equipment	548,148,865	-	35,609	548,184,474	Property, plant and equipment	c)

Intangible assets	10,860,551	-	-	10,860,551	Intangible assets

Other assets
Deferred income tax assets	10,344,401	227,520	2,805,069	13,376,990	Deferred income tax assets	b), d)
Refundable deposits	4,296,083	-	-	4,296,083	Refundable deposits
Others	1,217,289	-	(35,609)	1,181,680	Others	c)

Total other assets	15,857,773	227,520	2,769,460	18,854,753	Total other assets

Total	$883,906,053	$175,926	$6,508,185	$890,590,164	Total

Current liabilities
Short-term loans	$30,772,585	$-	$-	$30,772,585	Short-term loans
Financial liabilities at fair value through profit or loss	35,166	-	-	35,166	Financial liabilities at fair value through profit or loss
Hedging derivative	69	-	-	69	Hedging derivative
financial liabilities					financial liabilities
Accounts payable	14,126,994	-	-	14,126,994	Accounts payable
Payables to related	1,309,966	-	-	1,309,966	Payables to related
parties					parties
Income tax payable	6,787,548	-	-	6,787,548	Income tax payable
Cash dividends payable	77,762,637	-	-	77,762,637	Cash dividends payable
Accrued profit sharing to employees and bonus to directors and supervisors	14,152,148	-	-	14,152,148	Accrued profit sharing to employees and bonus to directors and supervisors
Payables to contractors and equipment suppliers	45,039,813	-	-	45,039,813	Payables to contractors and equipment suppliers
Accrued expenses and other current liabilities	21,734,989	-	-	21,734,989	Accrued expenses and other current liabilities
Current portion of bonds payable and long-term bank loans	125,000	-	-	125,000	Current portion of bonds payable and long-term bank loans
-	-	-	6,508,185	6,508,185	Provisions	a)

Total current liabilities	211,846,915	-	6,508,185	218,355,100	Total current liabilities

Long-term liabilities
Bonds payable	35,000,000	-	-	35,000,000	Bonds payable
Long-term bank loans	1,525,000	-	-	1,525,000	Long-term bank loans
Other long-term payable	113,770	-	-	113,770	Other long-term payable
Obligations under capital leases	749,794	-	-	749,794	Obligations under capital leases

Total long-term liabilities	37,388,564	-	-	37,388,564	Total long-term liabilities

Other liabilities
Accrued pension cost	3,930,438	2,296,320	-	6,226,758	Accrued pension cost	d)
Guarantee deposits	253,346	-	-	253,346	Guarantee deposits
-	-	-	3,398	3,398	Provisions
Others	429,142	-	(3,398)	425,744	Others

Total other liabilities	4,612,926	2,296,320	-	6,909,246	Total other liabilities

Total liabilities	253,848,405	2,296,320	6,508,185	262,652,910	Total liabilities

Equity attributable to shareholders of the parent
Capital stock	259,207,094	-	-	259,207,094	Capital stock

Capital surplus	56,025,149	(428,673)	-	55,596,476	Capital surplus	e)

Retained earnings					Retained earnings
Appropriated as legal capital reserve	115,820,123	-	-	115,820,123	Appropriated as legal capital reserve
Appropriated as special capital reserve	7,606,224	-	-	7,606,224	Appropriated as special capital reserve
Unappropriated earnings	196,302,944	(1,678,659)	-	194,624,285	Unappropriated earnings	d), e)

	319,729,291	(1,678,659)	-	318,050,632

(Continued)

		Effect of Transition to IFRSs				Note
		Recognition and Measurement Difference	Presentation Difference
R.O.C. GAAP				IFRSs
Item	Amount			Amount	Item

Others
Cumulative translation adjustments	$(7,830,895)	$11	$-	$(7,830,884)	Foreign currency translation reserve	e	)
Unrealized gain on financial instruments	334,651	-	28	334,679	Unrealized gain from available-for-sales financial assets
-	-	-	(28)	(28)	Cash flow hedging reserve

	(7,496,244)	11	-	(7,496,233)

Equity attributable to shareholders of the parent	627,465,290	(2,107,321)	-	625,357,969	Equity attributable to shareholders of the parent
Minority interests	2,592,358	(13,073)	-	2,579,285	Noncontrolling interests

Total shareholders’ equity	630,057,648	(2,120,394)	-	627,937,254	Total shareholders’ equity

Total	$883,906,053	$175,926	$6,508,185	$890,590,164	Total

(Concluded)

3)	Reconciliation of consolidated statement of comprehensive income for the six months ended June 30, 2012

		Effect of Transition to IFRSs				Note
		Recognition and Measurement Difference	Presentation Difference
R.O.C. GAAP				IFRSs
Item	Amount			Amount	Item

Net sales	$233,568,503	$-	$232,659	$233,801,162	Net sales	f)
Cost of sales	120,811,731	(22,373)	-	120,789,358	Cost of sales	d)

Gross profit before affiliates elimination	112,756,772	22,373	232,659	113,011,804	Gross profit before affiliates elimination
Realized gross profit from affiliates	(139,950)	-	-	(139,950)	Realized profit from affiliates

Gross profit	112,616,822	22,373	232,659	112,871,854	Gross profit

Operating expenses
Research and development	19,235,781	(9,539)	-	19,226,242	Research and development	d)
General and administrative	9,025,466	(3,524)	-	9,021,942	General and administrative	d)
Marketing	2,205,936	(760)	-	2,205,176	Marketing	d)

Total operating expenses	30,467,183	(13,823)	-	30,453,360

-	-	-	(429,093)	(429,093)	Other operating gains and losses	f)

Income from operations	82,149,639	36,196	(196,434)	81,989,401	Income from operations

Non-operating income and gains
Interest income	941,732	-	(941,732)	-	-	f)
Equity in earnings of equity method investees, net	610,296	15,779	-	626,075	Equity in earnings of equity method investees, net	e)
Settlement income	448,275	-	(448,275)	-	-	f)
Disposal of financial assets, net	365,731	-	(365,731)	-	-	f)
Foreign exchange gain, net	365,310	-	-	365,310	Foreign exchange gain, net
Technical service income	232,659	-	(232,659)	-	-	f)
Gain on disposal of property, plant and equipment and other assets	21,176	-	(21,176)	-	-	f)
Others	393,319	-	(393,319)	-	-	f)
-	-	-	1,011,677	1,011,677	Other income	f)
-	-	-	(1,947,439)	(1,947,439)	Other gains and losses	f)

	3,378,498	15,779	(3,338,654)	55,623

Non-operating expenses and losses
Impairment of financial assets	2,748,456	-	(2,748,456)	-	-	f)
Impairment loss on idle assets	422,323	-	(422,323)	-	-	f)
Interest expense	415,039	-	-	415,039	Finance cost
Valuation loss on financial instruments, net	189,737	-	(189,737)	-	-	f)

(Continued)

		Effect of Transition to IFRSs				Note
		Recognition and Measurement Difference	Presentation Difference
R.O.C. GAAP				IFRSs
Item	Amount			Amount	Item

Loss on disposal of property, plant and equipment	$25,302	$-	$(25,302)	$-	-	f)
Others	149,270	-	(149,270)	-	-	f)

	3,950,127	-	(3,535,088)	415,039

Income before income tax	81,578,010	51,975	-	81,629,985	Income before income tax
Income tax expense	6,443,942	3,491	-	6,447,433	Income tax expense	d)

Net income	$75,134,068	$48,484	$-	75,182,552	Net income

				(1,387,883)	Exchange differences on translating foreign operations
				163	Cash flow hedges
				1,513,894	Net valuation gain on available-for-sale financial assets
				20,387	Share of other comprehensive income of associates and joint venture

				146,561	Other comprehensive income for the period, net of tax effect

				$75,329,113	Total comprehensive

					income for the period

(Concluded)

4)	Notes to the reconciliation of the significant differences:

a)	Allowance for sales returns and others

Under R.O.C. GAAP, provisions for estimated sales returns and others are recognized as a reduction in revenue in the period the related revenue is recognized based on historical experience. Allowance for sales returns and others is recorded as a deduction in accounts receivable. Under IFRSs, the allowance for sales returns and others is a present obligation with uncertain timing and an amount that arises from past events and is therefore reclassified as provisions (classified under current liabilities) in accordance with IAS No. 37, “Provisions, Contingent Liabilities and Contingent Assets.”

As of June 30, 2012 and January 1, 2012, the amounts reclassified from allowance for sales returns and others to provisions were NT$6,508,185 thousand and NT$5,068,263 thousand, respectively.

b)	Classifications of deferred income tax asset/liability and valuation allowance

Under R.O.C. GAAP, a deferred tax asset and liability is classified as current or non-current in accordance with the classification of its related asset or liability. However, if a deferred income tax asset or liability does not relate to an asset or liability in the financial statements, it is classified as either current or non-current based on the expected length of time before it is realized or settled. Under IFRSs, a deferred tax asset and liability is classified as non-current asset or liability.

In addition, under R.O.C. GAAP, valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. In accordance with IAS No. 12, “Income Taxes,” deferred tax assets are only recognized to the extent that it is probable that there will be sufficient taxable profits and the valuation allowance account is no longer used.

As of June 30, 2012 and January 1, 2012, the amounts reclassified from deferred income tax assets to non-current assets were NT$2,805,069 thousand and NT$5,936,490 thousand, respectively.

c)	The classification of leased assets and idle assets

Under R.O.C. GAAP, leased assets and idle assets are classified under other assets. Under IFRSs, the aforementioned items are classified as property, plant and equipment according to their nature. Leased assets are mainly dormitories leased to employees and factories leased to suppliers. In accordance with IAS No. 40, “Investment Property,” the dormitories leased to employees are not classified as investment properties; factories leased to suppliers are not considered as investment properties since they cannot be sold separately and comprise only an insignificant portion of the plant.

As of June 30, 2012 and January 1, 2012, the amounts reclassified from leased assets and idle assets to property, plant and equipment were NT$35,609 thousand and NT$47,237 thousand, respectively.

d)	Employee benefits

The Company had previously applied an actuarial valuation on its defined benefit obligation and recognized the related pension cost and retirement benefit obligation in conformity with R.O.C. GAAP. Under IFRSs, the Company should carry out actuarial valuation on defined benefit obligation in accordance with IAS No. 19, “Employee Benefits.”

In addition, under R.O.C. GAAP, it is not allowed to recognize actuarial gains and losses from defined benefit plans directly to equity; instead, actuarial gains and losses should be accounted for under the corridor approach which resulted in the deferral of gains and losses. When using the corridor approach, actuarial gains and losses should be amortized over the expected average remaining working lives of the participating employees.

Under IAS No. 19, “Employee Benefits,” the Company elects to recognize actuarial gains and losses immediately in full in the period in which they occur, as other comprehensive income. The subsequent reclassification to earnings is not permitted.

At the transition date, the Company performed the actuarial valuation under IAS No. 19, “Employee Benefits,” and recognized the valuation difference directly to retained earnings under the requirement of IFRS 1. As of June 30, 2012 and January 1, 2012, accrued pension cost was adjusted for an increase of NT$2,296,320 thousand and NT$2,332,516 thousand, respectively; deferred income tax assets were adjusted for an increase of NT$227,520 thousand and NT$231,011 thousand, respectively. Pension cost and income tax expense for the six months ended June 30, 2012 were also adjusted for a decrease of NT$36,196 thousand and an increase of NT$3,491 thousand, respectively.

e)	Investments accounted for using the equity method

The Company has evaluated significant differences between current accounting policies and IFRSs for the Company’s associates and joint ventures accounted for using the equity method. The significant difference is mainly due to the adjustment to employee benefits.

In addition, if the investing company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage that results in a decrease in the investing company’s holding percentage in the investee, the resulting carrying amount of the investment in the investee differs from the amount of its share in the investee’s equity. Under R.O.C. GAAP, the investing company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus. Under IFRSs, such transaction is deemed a disposal and aforementioned difference is recognized in earnings accordingly.

As of June 30, 2012 and January 1, 2012, as a result of the differences mentioned above, investment accounted for using the equity method was adjusted for a decrease of NT$51,594 thousand and NT$13,401 thousand, respectively; cumulative translation adjustments was adjusted for an increase of NT$11 thousand and NT$5 thousand, respectively; capital surplus was adjusted for a decrease of NT$428,673 thousand and NT$374,695 thousand, respectively. In addition, equity in earnings of equity method investees was adjusted for an increase of NT$15,779 thousand for the six months ended June 30, 2012.

f)	The reclassification of line items in the consolidated statement of comprehensive income

In accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers before its amendment due to the adoption of IFRSs, income from operations in the consolidated income statement only includes net sales, cost of sales and operating expenses. Under IFRSs, based on the nature of operating transactions, technical service income is reclassified under net sales; rental revenue, depreciation of rental assets, net loss on disposal of property, plant and equipment and other assets, and impairment loss on idle assets, are reclassified under other operating gains and losses, which are reflected in income from operations.

Under IFRSs, based on the nature of operating transactions, the Company reclassified technical service income of NT$232,659 thousand for the six months ended June 30, 2012 to net sales, rental revenue of NT$503 thousand, other income of NT$642 thousand, net loss on disposal of property, plant and equipment and other assets of NT$4,126 thousand, depreciation of rental assets of NT$3,789 thousand and impairment loss on idle assets of NT$422,323 thousand to other operating gains and losses. In addition, interest income of NT$941,732 thousand and dividend income of NT$69,945 thousand were also reclassified to other income; settlement income of NT$448,275 thousand, net gain of disposal of financial assets of NT$365,731 thousand, others of NT$322,229 thousand (under non-operating income and gains), net valuation loss on financial instruments of NT$189,737 thousand, impairment of financial assets of NT$2,748,456 thousand as well as others of NT$145,481 thousand (under non-operating expenses and losses) were reclassified to other gains and losses for the six months ended June 30, 2012.

d.

The Company’s aforementioned assessment is based on the 2010 version of IFRSs translated by ARDF and the Guidelines Governing the Preparation of Financial Reports by Securities Issuers issued by FSC on December 22, 2011. However, the assessment result may be impacted as FSC may issue new rules governing the adoption of IFRSs, and as other laws and regulations may be amended to comply with the adoption of IFRSs. Actual results may differ from these assessments.

33.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for TSMC and its investees in which all significant intercompany balances and transactions are eliminated upon consolidation:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 2 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

i.	Names, locations, and related information of investees over which TSMC exercises significant influence: Please see Table 7 attached;

j.	Information on investment in Mainland China

1)

The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 8 attached.

2)

Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Table 9 attached.

k.	Intercompany relationships and significant intercompany transactions: Please see Table 9 attached.

34.	OPERATING SEGMENTS INFORMATION

The Company’s only reportable segment is the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. The Company also had other operating segments that did not exceed the quantitative threshold for separate reporting. These segments mainly engage in the researching, developing, and providing SoC (System on Chip) design and also engage in the researching, developing, designing, manufacturing and selling of solid state lighting devices and renewable energy and efficiency related technologies and products.

The Company uses the operating profit as the measurement for segment profit and the basis of performance assessment. There was no material inconsistency between the accounting policies of the operating segment and the accounting policies described in Note 2.

The Company’s operating segments information was as follows:

	Foundry	Others	Elimination	Total

Six months ended June 30, 2012

Sales from external customers	$233,496,523	$71,980	$-	$233,568,503
Sales among intersegments	-	3,478	(3,478)	-
Operating profit (loss)	83,348,192	(1,198,553)	-	82,149,639

Six months ended June 30, 2011

Sales from external customers	211,659,108	4,226,754	-	215,885,862
Sales among intersegments	1,737,499	6,224	(1,743,723)	-
Operating profit (loss)	77,526,249	(496,962)	-	77,029,287

35.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors and authorized for issue on August 14, 2012.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE SIX MONTHS ENDED JUNE 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter- party	Financial Statement Account	Maximum Balance for the Period (US$ in Thousands) (Note 3)	Ending Balance (US$ in Thousands) (Note 3)	Amount Actually Drawn (US$ in Thousands)	Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Note 1)	Financing Company’s Total Financing Amount Limits (Note 2)
												Item	Value

1	TSMC Partners	TSMC China	Long-term receivables from related parties	$7,471,250 (US$ 250,000)	$7,471,250 (US$ 250,000)	$7,471,250 (US$ 250,000)	0.25% -0.26%	The need for short-term financing	$-	Purchase equipment	$-	-	$-	$38,088,238	$38,088,238
		TSMC Solar	Other receivables from related parties	1,195,400 (US$ 40,000)	1,195,400 (US$ 40,000)	851,723 (US$ 28,500)	0.4017% -0.4757%	The need for short-term financing	-	Operating capital	-	-	-	3,808,824
		TSMC SSL	Other receivables from related parties	896,550 (US$ 30,000)	896,550 (US$ 30,000)	-	-	The need for short-term financing	-	Operating capital	-	-	-	3,808,824

Note 1:

The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. While offshore subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions. The restriction of thirty percent (30%) of the borrower’s net worth will not apply to subsidiaries whose voting shares are 90% or more owned, directly or indirectly, by TSMC.

Note 2:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners.

Note 3:	The maximum balance for the period and ending balance represents the amounts approved by Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

JUNE 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				June 30, 2012
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)	Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)	Note

TSMC	Corporate bond
	Nan Ya Plastics Corporation	-	Held-to-maturity financial assets	-	$ 1,099,769	N/A	$ 1,113,222
	China Steel Corporation	-	”	-	302,516	N/A	304,237

	Stock
	Semiconductor Manufacturing International Corporation	-	Available-for-sale financial assets	1,789,493	1,756,835	6	1,756,835
	TSMC Global	Subsidiary	Investments accounted for using equity method	1	43,788,660	100	43,788,660

	TSMC Partners	Subsidiary	”	988,268	38,087,704	100	38,088,238
	VIS	Investee accounted for using equity method	”	628,223	8,857,198	41	8,732,307
	TSMC Solar	Subsidiary	”	1,118,000	8,626,042	99	8,626,042
	SSMC	Investee accounted for using equity method	”	314	5,935,087	39	5,721,104
	TSMC SSL	Subsidiary	”	430,400	3,224,899	95	3,224,899
	TSMC North America	Subsidiary	”	11,000	3,086,841	100	3,086,841
	Xintec	Investee with a controlling financial interest	”	94,011	1,524,811	40	1,524,811
	GUC	Investee accounted for using equity method	”	46,688	1,110,221	35	4,855,537
	TSMC Europe	Subsidiary	”	-	213,863	100	213,863
	TSMC Japan	Subsidiary	”	6	158,983	100	158,983
	TSMC Korea	Subsidiary	”	80	24,460	100	24,460
	United Industrial Gases Co., Ltd.	-	Financial assets carried at cost	19,300	193,584	10	334,168
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	”	10,500	105,000	7	334,111
	W.K. Technology Fund IV	-	”	4,000	40,000	2	35,833

	Fund
	Horizon Ventures Fund	-	Financial assets carried at cost	-	103,992	12	103,992
	Crimson Asia Capital	-	”	-	55,259	1	55,259

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	-	15,255,074	100	15,285,878
	VTAF III	Subsidiary	”	-	1,236,004	52	1,214,772
	VTAF II	Subsidiary	”	-	843,778	98	837,708
	Emerging Alliance	Subsidiary	”	-	197,892	99	197,892
	TSMC GN	Subsidiary	”	-	79,275	100	79,275

TSMC Solar	Stock
	Motech	Investee accounted for using equity method	Investments accounted for using equity method	87,480	4,700,982	20	3,137,591

	TSMC Solar Europe	Subsidiary	”	-	133,845	100	133,845
	TSMC Solar NA	Subsidiary	”	1	14,702	100	14,702

	Capital
	VTAF III	Investee accounted for using equity method	Investments accounted for using equity method	-	1,660,071	47	1,660,071

(Continued)

				June 30, 2012
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)		Note

TSMC SSL	Stock
	TSMC Lighting NA	Subsidiary	Investments accounted for using equity method	1		$2,947	100		$2,947

TSMC GN	Stock
	TSMC Solar	Investee accounted for using equity method	Investments accounted for using equity method	3,836		29,597	-		29,597
	TSMC SSL	Investee accounted for using equity method	”	4,760		35,667	1		35,667

TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	-	Held-to-maturity financial assets	-	US$	20,017	N/A	US$	20,230

	Stock
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	563,809	100	US$	563,809
	VisEra Holding Company	Investee accounted for using equity method	”	43,000	US$	92,646	49	US$	92,646
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	”	787	US$	12,611	97	US$	12,611
	TSMC Technology	Subsidiary	”	1	US$	11,117	100	US$	11,117
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	”	14,153	US$	9,764	97	US$	9,764
	TSMC Canada	Subsidiary	”	2,300	US$	4,256	100	US$	4,256
	Mcube Inc.	Investee accounted for using equity method	”	6,333		-	25		-

	Fund
	Shanghai Walden Venture Capital Enterprise	-	Financial assets carried at cost	-	US$	5,000	6	US$	5,000

TSMC North America	Stock
	Spansion Inc.	-	Available-for-sale financial assets	272	US$	2,983	-	US$	2,983

TSMC Development	Corporate bond
	GE Capital Corp.	-	Held-to-maturity financial assets	-	US$	20,026	N/A	US$	20,230
	JP Morgan Chase & Co.	-	”	-	US$	15,000	N/A	US$	14,981

	Stock
	WaferTech	Subsidiary	Investments accounted for using equity method	293,640	US$	272,633	100	US$	272,633

Emerging Alliance	Common stock
	Audience, Inc.	-	Available-for-sale financial assets	46	US$	891	-	US$	891
	Global Investment Holding Inc.	-	Financial assets carried at cost	11,124	US$	3,065	6	US$	3,065
	RichWave Technology Corp.	-	”	4,074	US$	1,545	10	US$	1,545

	Preferred stock
	Next IO, Inc.	-	Financial assets carried at cost	8	US$	500	-	US$	500
	QST Holdings, LLC	-	”	-	US$	142	4	US$	142

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	-		-	7		-

VTAF II	Common stock
	Audience, Inc.	-	Available-for-sale financial assets	319	US$	6,146	2	US$	6,146
	Sentelic	-	Financial assets carried at cost	1,806	US$	2,607	9	US$	2,607
	Aether Systems, Inc.	-	”	1,800	US$	1,701	23	US$	1,701
	RichWave Technology Corp.	-	”	1,267	US$	1,036	3	US$	1,036

(Continued)

				June 30, 2012
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)		Note

VTAF II	Preferred stock
	5V Technologies, Inc.	-	Financial assets carried at cost	2,890	US$	2,168	4	US$	2,168
	Aquantia	-	”	4,556	US$	4,316	3	US$	4,316
	Cresta Technology Corporation	-	”	92	US$	28	-	US$	28
	Impinj, Inc.	-	”	475	US$	1,000	-	US$	1,000
	Next IO, Inc.	-	”	179	US$	1,219	1	US$	1,219
	Pixim, Inc.	-	”	33,347	US$	772	2	US$	772
	Power Analog Microelectronics	-	”	7,330	US$	3,483	21	US$	3,483
	QST Holdings, LLC	-	”	-	US$	593	13	US$	593

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	-		-	31		-

VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	14,168	US$	1,596	58	US$	1,596
	InvenSense, Inc.	-	Available-for-sale financial assets	259	US$	2,931	-	US$	2,931
	Accton Wireless Broadband Corp.	-	Financial assets carried at cost	2,249	US$	315	6	US$	315

	Preferred stock
	BridgeLux, Inc.	-	Financial assets carried at cost	7,522	US$	9,379	3	US$	9,379
	GTBF, Inc.	-	”	1,154	US$	1,500	N/A	US$	1,500
	LiquidLeds Lighting Corp.	-	”	1,600	US$	800	11	US$	800
	Neoconix, Inc.	-	”	4,031	US$	4,810	4	US$	4,810
	Powervation, Ltd.	-	”	449	US$	7,030	16	US$	7,030
	Stion Corp.	-	”	8,152	US$	55,474	17	US$	55,474
	Tilera, Inc.	-	”	3,890	US$	3,025	2	US$	3,025
	Validity Sensors, Inc.	-	”	9,340	US$	3,456	4	US$	3,456

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	-	US$	452	100	US$	452
	VTA Holdings	Subsidiary	”	-		-	62		-

Growth Fund	Common stock
	Veebeam	-	Financial assets carried at cost	10	US$	25	-	US$	25

ISDF	Common stock
	Integrated Memory Logic, Inc.	-	Available-for-sale financial assets	1,277	US$	5,001	2	US$	5,001
	Memsic, Inc.	-	”	1,286	US$	3,342	5	US$	3,342

	Preferred stock
	Sonics, Inc.	-	Financial assets carried at cost	230	US$	497	2	US$	497

ISDF II	Common stock
	Memsic, Inc.	-	Available-for-sale financial assets	1,072	US$	2,787	4	US$	2,787
	Alchip Technologies Limited	-	Financial assets carried at cost	7,520	US$	3,664	14	US$	3,664
	Sonics, Inc.	-	”	278	US$	10	3	US$	10
	Goyatek Technology, Corp.	-	”	745	US$	163	6	US$	163
	Auden Technology MFG. Co., Ltd.	-	”	1,049	US$	223	3	US$	223

	Preferred stock
	Sonics, Inc.	-	Financial assets carried at cost	264	US$	455	3	US$	455

(Continued)

				June 30, 2012
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)		Note

Xintec	Capital
	Compositech Ltd.	-	Financial assets carried at cost	587		$-	3		$-

TSMC Solar Europe	Stock
	TSMC Solar Europe GmbH	Subsidiary	Investments accounted for using equity method	1	EUR	3,451	100	EUR	3,451

TSMC Global	Corporate bond
	Aust + Nz Banking Group	-	Held-to-maturity financial assets	20,000	US$	20,000	N/A	US$	20,008
	Commonwealth Bank of Australia	-	”	25,000	US$	25,000	N/A	US$	24,823
	Commonwealth Bank of Australia	-	”	25,000	US$	25,000	N/A	US$	24,744
	Deutsche Bank AG London	-	”	20,000	US$	19,941	N/A	US$	20,181
	JP Morgan Chase + Co.	-	”	35,000	US$	35,026	N/A	US$	35,111
	Westpac Banking Corp.	-	”	25,000	US$	25,000	N/A	US$	24,926
	Westpac Banking Corp. 12/12 Frn	-	”	5,000	US$	5,000	N/A	US$	5,009

	Government bond
	Societe De Financement De Lec	-	Held-to-maturity financial assets	15,000	US$	15,000	N/A	US$	15,002

	Money market fund
	Ssga Cash Mgmt Global Offshore	-	Available-for-sale financial assets	17	US$	17	N/A	US$	17

(Concluded)

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance (Note 2)
					Shares/ Units (In Thousands)	Amount	Shares/ Units (In Thousands)	Amount	Shares/ Units (In Thousands)	Amount	Carrying Value	Gain/ Loss on Disposal	Shares/ Units (In Thousands)	Amount

TSMC	Stock
	TSMC SSL	Investments accounted for using equity method	-	Subsidiary	227,000	$1,746,893	203,400	$2,034,000	-	$-	$-	$-	430,400	$3,224,899
	TSMC GN	”	-	Subsidiary	-	-	-	100,000	-	-	-	-	-	79,275

Note 1:	The data for marketable securities disposed exclude bonds maturities.

Note 2:	The ending balance includes translation adjustments, equity in earnings/losses of equity method investees and other adjustments to long-term investments accounted for using equity method.

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2012

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab	February 13, 2012 to June 26, 2012	$2,484,947	By the construction progress	Da Cin Construction Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 13, 2012 to June 26, 2012	1,218,754	By the construction progress	Fu Tsu Construction Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	March 19, 2012 to June 28, 2012	671,551	By the construction progress	China Steel Structure Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	March 19, 2012 to June 26, 2012	132,839	By the construction progress	Tung Ho Steel Enterprise Corporation	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	May 28, 2012 to June 26, 2012	139,911	By the construction progress	Tasa Construction Corporation	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2012

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationships	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable		Note
			Purchases/ Sales	Amount (US$ in Thousands)	% to Total	Payment Terms	Unit Price (Note)	Payment Terms (Note)	Ending Balance (US$ in Thousands)	% to Total

TSMC	TSMC North America	Subsidiary	Sales	$ 145,613,637	62	Net 30 days after invoice date	-	-	$ 37,694,156	63
	GUC	Investee accounted for using equity method	Sales	2,206,950	1	Net 30 days after monthly closing	-	-	781,905	1
	VIS	Investee accounted for using equity method	Sales	108,243	-	Net 30 days after monthly closing	-	-	-	-
	TSMC China	Subsidiary	Purchases	7,036,635	25	Net 30 days after monthly closing	-	-	(1,317,606)	8
	WaferTech	Indirect subsidiary	Purchases	3,752,087	13	Net 30 days after monthly closing	-	-	(731,713)	4
	VIS	Investee accounted for using equity method	Purchases	1,960,314	7	Net 30 days after monthly closing	-	-	(944,589)	6
	SSMC	Investee accounted for using equity method	Purchases	1,804,215	7	Net 30 days after monthly closing	-	-	(355,721)	2

TSMC North America	GUC	Investee accounted for using equity method by TSMC	Sales	291,130 (US$ 9,817)	-	Net 30 days after invoice date	-	-	45,292 (US $1,516)	-

Xintec	OmniVision	Parent company of director (represented for Xintec)	Sales	505,379	38	Net 30 days after monthly closing	-	-	217,002	47

Note:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

JUNE 30, 2012

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationships	Ending Balance (US$ in Thousands)	Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amount	Action Taken

TSMC	TSMC North America	Subsidiary	37,756,875	39	$9,457,732	-	$10,328,664	$-
	GUC	Investee accounted for using equity method	781,905	37	18	-	432,248	-
	VIS	Investee accounted for using equity method	503,976	(Note 2)	-	-	-	-

TSMC Partners	TSMC China	The same parent company	7,471,250 (US$250,000)	(Note 2)	-	-	-	-
	TSMC Solar	The same parent company	851,723 (US$28,500)	(Note 2)	-	-	-	-
	VisEra Holding Company	Investee accounted for using equity method	411,193 (US$13,759)	(Note 2)	-	-	-	-

Xintec	OmniVision	Parent company of director (represented for Xintec)	217,002	83	-	-	-	-

Note 1:    The calculation of turnover days excludes other receivables from related parties.

Note 2:    The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

JUNE 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2012			Net Income (Losses) of the Investee (Foreign Currencies in Thousands)	Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
				June 30, 2012 (Foreign Currencies in Thousands)	December 31, 2011 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$42,327,245	1	100	$43,788,660	$300,894	$300,894	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,456,130	31,456,130	988,268	100	38,087,704	3,539,445	3,539,445	Subsidiary
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	18,939,667	18,939,667	-	100	15,255,074	1,912,271	1,922,500	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	13,232,288	13,232,288	628,223	41	8,857,198	796,105	197,086	Investee accounted for using equit method
	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	11,180,000	11,180,000	1,118,000	99	8,626,042	(1,428,888)	(1,493,149)	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits	5,120,028	5,120,028	314	39	5,935,087	2,265,485	878,653	Investee accounted for using equity method
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	4,304,000	2,270,000	430,400	95	3,224,899	(612,617)	(582,054)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	3,086,841	122,116	122,116	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	1,357,890	94,011	40	1,524,811	(148,677)	(72,729)	Investee with a controlling financial interest
	VTAF III	Cayman Islands	Investing in new start-up technology companies	2,035,977	2,074,155	-	52	1,236,004	107,045	107,974	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	1,110,221	280,891	93,722	Investee accounted for using equity method
	VTAF II	Cayman Islands	Investing in new start-up technology companies	865,237	949,267	-	98	843,778	64,027	62,746	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities	15,749	15,749	-	100	213,863	17,119	17,119	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	865,075	892,855	-	99	197,892	(5,019)	(4,994)	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	158,983	2,372	2,372	Subsidiary
	TSMC GN	Taipei, Taiwan	Investment activities	100,000	-	-	100	79,275	(9,682)	(9,682)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities	13,656	13,656	80	100	24,460	1,097	1,097	Subsidiary

TSMC Solar	Motech	Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	6,228,661	6,228,661	87,480	20	4,700,982	(3,208,834)	Note 2	Investee accounted for using equity method
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,798,991	1,795,131	-	47	1,660,071	107,045	Note 2	Investee accounted for using equity method
	TSMC Solar Europe	Amsterdam, the Netherlands	Investing in solar related business	411,032	411,032	-	100	133,845	(63,732)	Note 2	Subsidiary
	TSMC Solar NA	Delaware, U.S.A.	Selling and marketing of solar related products	147,686	147,686	1	100	14,702	(36,509)	Note 2	Subsidiary

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of June 30, 2012				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)		Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
				June 30, 2012 (Foreign Currencies in Thousands)		December 31, 2011 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)
TSMC SSL	TSMC Lighting NA	Delaware, U.S.A.	Selling and marketing of solid state lighting related products		$3,133		$3,133	1	100		$2,947		$(7)	Note 2	Subsidiary
TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	1	100	US$	563,809	US$	103,774	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	92,646	US$	10,390	Note 2	Investee accounted for using equity method
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	787	US$	787	787	97	US$	12,611	US$	2,513	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	1	100	US$	11,117	US$	502	Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	14,153	US$	14,153	14,153	97	US$	9,764	US$	(63)	Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	4,256	US$	234	Note 2	Subsidiary
	Mcube Inc.	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	1,800	US$	1,800	6,333	25		-	US$	(6,421)	Note 2	Investee accounted for using equity method
TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	280,000	US$	280,000	293,640	100	US$	272,633	US$	102,514	Note 2	Subsidiary
VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	4,718	US$	3,937	14,168	58	US$	1,596	US$	(519)	Note 2	Subsidiary
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	1,830	US$	1,830	-	100	US$	452	US$	(58)	Note 2	Subsidiary
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		-		-	-	62		-		-	Note 2	Subsidiary
VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		-		-	-	31		-		-	Note 2	Subsidiary
Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		-		-	-	7		-		-	Note 2	Subsidiary
TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service	EUR	9,900	EUR	9,900	1	100	EUR	3,451	EUR	(1,651)	Note 2	Subsidiary
TSMC GN	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products		38,362		-	3,836	-		29,597		(1,428,888)	Note 2	Investee accounted for using equity method
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems		47,624		-	4,760	1		35,667		(612,617)	Note 2	Investee accounted for using equity method

Note 1:    Equity in earnings/losses of investees includes the effect of unrealized gross profit from affiliates.

Note 2:    The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/losses of the investor company.

(Concluded)

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE SIX MONTHS ENDED JUNE 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (Foreign Currencies in Thousands)	Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2012 (US$ in Thousands)	Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30, 2012 (US$ in Thousands)	Percentage of Ownership	Equity in the Earnings (Losses)	Carrying Value as of June 30, 2012 (US$ in Thousands)	Accumulated Inward Remittance of Earnings as of June 30, 2012
					Outflow	Inflow
TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$18,939,667 (RMB4,502,080)	(Note 1)	$18,939,667 (US$596,000)	$-	$-	$18,939,667 (US$596,000)	100%	$1,922,500 (Note 3)	$15,255,074	$-

Shanghai Walden Venture Capital Enterprise	Investing in new start-up technology companies	2,324,062 (US$78,791)	(Note 2)	147,485 (US$5,000)	-	-	147,485 (US$5,000)	6%	(Note 4)	149,425 (US$5,000)	-

Accumulated Investment in Mainland China as of June 30, 2012 (US$ in Thousands)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)	Upper Limit on Investment (US$ in Thousands)
$ 19,087,152 (US$ 601,000)	$ 19,087,152 (US$ 601,000)	$ 19,087,152 (US$ 601,000)

Note 1:    TSMC directly invested US$596,000 thousand in TSMC China.

Note 2:    TSMC indirectly invested in China company through third region, TSMC Partners.

Note 3:    Amount was recognized based on the audited financial statements.

Note 4:    TSMC Partners invested in financial assets carried at cost, equity in the earnings from which was not recognized.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

A.   For the six months ended June 30, 2012

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
		TSMC North America	1	Sales	$145,613,637	-	61%
				Receivables from related parties	37,694,156	-	4%
				Other receivables from related parties	62,719	-	-
				Payables to related parties	48,654	-	-
		TSMC China	1	Sales	2,204	-	-
				Purchase	7,036,635	-	3%
				Marketing expenses - commission	34,114	-	-
				Disposal of property, plant and equipment	45,982	-	-
				Purchase of property, plant and equipment	68,455	-	-
				Loss on disposal of property, plant and equipment, net	9,350	-	-
				Other receivables from related parties	2,582	-	-
				Payables to related parties	1,317,606	-	-
				Deferred credits	7,857	-	-
		TSMC Japan	1	Marketing expenses - commission	138,456	-	-
				Payables to related parties	17,815	-	-
0	TSMC	TSMC Europe	1	Marketing expenses - commission	165,991	-	-
				Research and development expenses	25,951	-	-
				Payables to related parties	30,180	-	-
		TSMC Korea	1	Marketing expenses - commission	12,704	-	-
				Payables to related parties	3,450	-	-
		TSMC Technology	1	Research and development expenses	330,524	-	-
				Payables to related parties	143,413	-	-
		WaferTech	1	Sales	10,969	-	-
				Purchases	3,752,087	-	2%
				Other receivables from related parties	1,586	-	-
				Payables to related parties	731,713	-	-
		TSMC Canada	1	Research and development expenses	107,855	-	-
				Payables to related parties	17,038	-	-
		Xintec	1	Manufacturing expenses	71,598	-	-
				Research and development expenses	2,521	-	-
				Miscellaneous revenue	1,042	-	-
				Other receivables from related parties	11,169	-	-
				Payables to related parties	41,875	-	-
							(Continued	)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
0	TSMC	TSMC SSL	1	Miscellaneous revenue	$ 3,150	-	-
				Other receivables from related parties	2,208	-	-
		TSMC Solar	1	Purchases of property, plant and equipment	3,248	-	-
				Miscellaneous revenue	3,150	-	-
				Other receivables from related parties	2,062	-	-
				Payables to related parties	1,434	-	-
1	TSMC Partners	TSMC China	3	Other long-term receivables from related parties	7,500,101	-	1%
				Interest income	9,615	-	-
		TSMC Solar	3	Other receivables from related parties	853,557	-	-
				Interest income	1,513	-	-
2	TSMC Solar	TSMC Solar Europe GmbH	3	Sales	2,397	-	-
				Receivables from related parties	2,406	-	-
3	TSMC Development	WaferTech	3	Other receivables from related parties	32,451	-	-

Note 1:	No. 1 represents the transactions from parent company to subsidiary. No. 3 represents the transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

(Concluded)

B. For the six months ended June 30, 2011

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
		TSMC North America	1	Sales	$ 115,627,277	-	53%
				Receivables from related parties	27,063,064	-	3%
				Other receivables from related parties	14,955	-	-
				Payables to related parties	34,905	-	-
		TSMC China	1	Sales	4,163	-	-
				Purchases	4,935,280	-	2%
				Marketing expenses - commission	31,876	-	-
				Sales of property, plant, and equipment	2,427,178	-	1%
				Purchases of property, plant, and equipment	70,491	-	-
				Gain on disposal of property, plant and equipment	95,191	-	-
				Other receivables from related parties	1,979,030	-	-
				Payables to related parties	955,093	-	-
				Deferred debits	10,347	-	-
		TSMC Japan	1	Marketing expenses - commission	130,927	-	-
				Payables to related parties	20,140	-	-
		TSMC Europe	1	Marketing expenses - commission	189,792	-	-
0	TSMC			Research and development expenses	19,775	-	-
				Payables to related parties	39,086	-	-
		TSMC Korea	1	Marketing expenses - commission	11,287	-	-
				Payables to related parties	3,070	-	-
		GUC	1	Sales	1,158,302	-	1%
				Research and development expenses	5,718	-	-
				Receivables from related parties	289,461	-	-
				Other receivables from related parties	142,943	-	-
		TSMC Technology	1	Research and development expenses	252,450	-	-
				Payables to related parties	102,527	-	-
		WaferTech	1	Sales	3,397	-	-
				Purchases	3,763,210	-	2%
				Sales of property, plant, and equipment	72,880	-	-
				Gain on disposal of property, plant and equipment	1,463	-	-
				Payables to related parties	620,389	-	-
		TSMC Canada	1	Research and development expenses	88,283	-	-
				Payables to related parties	17,683	-	-
		Xintec	1	Research and development expenses	3,941	-	-
				Manufacturing overhead	177,596	-	-
				Other receivables from related parties	96,972	-	-
				Payables to related parties	59,915	-	-
		TSMC Solar Europe GmbH	1	Sales	148,898	-	-
				Receivables from related parties	49,185	-	-
							(Continued)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
		TSMC North America	3	Purchases	$ 296,462	-	-
				Manufacturing overhead	120,408	-	-
				Payables to related parties	55,372	-	-
		GUC-NA	3	Operating expenses	61,369	-	-
1	GUC			Manufacturing overhead	30,583	-	-
				Accrued expense	12,972	-	-
		GUC-Japan	3	Operating expenses	21,826	-	-
				Accrued expense	6,232	-	-
		GUC-Shanghai	3	Operating expenses	8,568	-	-
				Accrued expense	2,084	-	-
2	TSMC Partners	TSMC China	3	Other long-term receivables	7,192,250	-	1%

Note 1:	No. 1 represents the transactions from parent company to subsidiary. No. 3 represents the transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

(Concluded)